(Stock code: 315)









Interim Report 2005/2006



(Financial figures are expressed in Hong Kong dollars)

I am pleased to announce the financial results of the Group for the six months ended 31 December 2005.

## Financial Highlights

The Group has changed certain of its accounting policies as a consequence of its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively referred to hereinafter "new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005. Comparative figures have been restated accordingly.

The adoption of the new HKFRS from 1 July 2005 has resulted in a $29 million reduction in profit attributable to equity holders for the six months ended 31 December 2005. The major part of this, amounting to $24 million, is attributable to the adoption of Hong Kong Accounting Standard 38 "Intangible Assets" ("HKAS 38") for 3G licence fee.

The adoption of HKAS 38 requires the 3G licence to be treated as an intangible asset. As of 31 December 2005, the adoption of HKAS 38 resulted in an intangible asset, amounting to $614 million, and a corresponding contractual obligation amounting to $543 million. The intangible asset is to be amortised over the remaining licence period from commercial launch and all continuing 3G licence fee payments are to be set off against the contractual obligation.

Turnover of the Group increased to $1,859 million, a growth of 2% and 4% on the same period last year and the preceding six months respectively. Earnings before interest, tax, depreciation and amortisation ("EBITDA") was $396 million, representing a 16% decrease on the corresponding period last year and a 3% increase on the previous half year. Profit attributable to equity holders declined and amounted to $37 million. Earnings per share for the period was $0.06.

## Dividend

The existing dividend policy of distributing two-thirds of net profit as dividend remains unchanged. In view of the first half results, your Board does not declare the payment of an interim dividend.

## Business Review

### Hong Kong Mobile Business

SmarTone-Vodafone continued to deliver growth in service revenue, driven by the rising ARPU. Blended ARPU for the period of $210 registered a 7% year-on-year growth and a 3% increase compared to the preceding six months, resulting from the increasing number of higher value customers, including data users and business customers. With increasing revenue from data and roaming services, postpaid ARPU increased to $240, representing a growth of 5% on the first half of last year and 2% on the previous six months. Data revenue continued to grow and its contribution to service revenue increased to 8.7%. Total customer number as at the end of the period was 1,054,000. Postpaid churn rate for December 2005 remained stable at 2.4%.

The period saw an increase in operating expenses and depreciation related to 3G. Coupled with the growth in handset subsidies driven by the intensifying price competition in the market, profitability of the business was reduced.

There has been a continuing improvement in customer profile, evidenced by the increase in ARPU. The company's 3G customer base continued to grow and totalled 100,000 in February 2006. Multimedia usage and ARPU of 3G customers have been significantly higher than those of 2G.

(Financial figures are expressed in Hong Kong dollars)

SmarTone-Vodafone continues to extend its leadership in service innovation and quality with enhancements in its customer propositions.

- Bet to Win, a leading mobile betting and information service, has been improved with a wider range of content and offerings. SmarTone-Vodafone also leads the market by partnering with the Hong Kong Jockey Club to launch the first secure WAP-based mobile betting service in Hong Kong. This service allows customers to enjoy a much-enhanced mobile betting experience with a comprehensive range of 2G and 3G handsets.

- SmarTone-Vodafone's mobile news service has been improved with enriched content. It now offers the fullest English language mobile news coverage in the market. In particular, it provides customers with the strongest line-up of English mobile TV financial news in Hong Kong, supported by the unique Electronic Programme Guide enabling customers to pre-order the programmes of their choice and view their programmes with a single click.

- Music Now, the company's marketing platform for music on mobile, continues to add on new content and artists. It leads the market by supporting free sampling before purchase for all music content and offering customers the largest library of mobile music in Hong Kong.

- In addition to Email on the go and BlackBerry® from Vodafone, SmarTone-Vodafone Mobile Email is enhancing its range of leading push email solutions with the upcoming launch of Windows Mobile Email. It caters for the different needs of different customers with the widest choice of mobile email solutions and the broadest range of handheld business devices.

- Leveraging the global scale and best practices of the Vodafone Group, SmarTone-Vodafone has upgraded its laptop connectivity solutions with the introduction of Vodafone Mobile Connect Card, enabling business customers to enjoy enhanced features.

To ensure the delivery of the best customer experience in the market, the company continues to upgrade its key commercial enablers.

- 3G roaming coverage has been expanded to cover over 60 overseas destinations, including Japan and Korea where 2G GSM roaming is not available. This allows SmarTone-Vodafone's customers to continue to enjoy the widest 3G roaming coverage among Hong Kong operators.

- SmarTone-Vodafone is the first in the world to enable all audio and video content for Progressive Download, enabling customers to replay multimedia content immediately after the download commences, without having to wait until the completion of the download process.

- The company has introduced a range of new handset models, including Sharp SX833, Sharp SX313, Samsung Anycall Z308, Toshiba TS10, Toshiba TX60 and Motorola E770, to broaden the choice of superior handsets for customers, and currently offers the largest number of 3G handset brands in Hong Kong. It has also launched the BlackBerry® 8700v™ from Vodafone, a new email device designed for customers who demand uncompromising email, voice and browsing performance in an all-in-one device.

In the 2005 Service & Courtesy Award of Hong Kong Retail Management Association, the major association representing Hong Kong's retail industry, SmarTone-Vodafone again achieved outstanding results by winning four top service awards. The company has outperformed leading retailers from a wide range of businesses in Hong Kong and won 'The Best Team Performance Award' five years in a row, demonstrating its continuing innovation and clear leadership in customer service.

### MACAU MOBILE BUSINESS

Turnover and profits increased during the period, as the economy of Macau continued to grow.

## PROSPECTS

Market competition has intensified following recent merger and acquisition transactions in Hong Kong. Our brand position, customer propositions, network quality and customer service have made great strides in the past several years. Together with a strong financial position, I am confident that your Company will be able to develop new services and to compete aggressively in the market to increase revenue market share. Leveraging on a widening choice of compelling 3G handsets for customers as well as the declining handset costs, your Company will benefit from more growth opportunities arising from 3G in the future, and enhance value for shareholders.

Severe pressure on profits in the current financial year is expected given the costs increase related to 3G and the competitive market.

## APPRECIATION

I would like to take this opportunity to express my gratitude to our customers, shareholders and fellow directors for their continual support, as well as to our staff for their contributions and hard work.

**Raymond Kwok Ping-luen**
*Chairman*

Hong Kong, 28 February 2006

(Financial figures are expressed in Hong Kong dollars)

## New and Revised Accounting Standards

The Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") in its accounts for the financial year commencing 1 July 2005 through to 30 June 2006. The adoption of the new HKFRS from 1 July 2005 has resulted in a $29 million reduction in profit attributable to equity holders for the six months ended 31 December 2005. The major part of this, amounting to $24 million, is attributable to the adoption of Hong Kong Accounting Standard 38 "Intangible Assets" ("HKAS 38") for 3G licence fee.

The adoption of HKAS 38 requires the 3G licence to be treated as an intangible asset. As of 31 December 2005, the adoption of HKAS 38 resulted in an intangible asset, amounting to $614 million, and a corresponding contractual obligation amounting to $543 million. The intangible asset is to be amortised over the remaining licence period from commercial launch and all continuing 3G licence fee payments are to be set off against the contractual obligation.

Effects of changes in the accounting policies on profit attributable to equity holders of the Company, the various balance sheet items and opening equity attributable to equity holders of the Company are summarised in Note 2 to the condensed consolidated interim financial statements.

## Review of Financial Results

Operating revenue rose by $28 million to $1,859 million, driven by a 7% growth in mobile services revenue due to increase in ARPU. Operating profit, however, fell by $180 million or 75% to $60 million, as operating expenses, depreciation and amortisation rose significantly as a result of 3G and intensifying market competition. Finance income dropped by $2 million amidst lower average balance of held-to-maturity investments and bank deposits. Despite that the Group had no bank and other borrowings, finance costs increased by $26 million due to higher accretion expenses in respect of contractual obligations for 3G licence fees, arising from a change in accounting policy upon the adoption of HKAS 38. Taxation charge fell by $23 million accordingly. Profit attributable to equity holders of the Company for the six months ended 31 December 2005 fell to $37 million from $224 million for the same period last year.

Turnover increased by $28 million to $1,859 million (first half of 2004/05: $1,831 million) as higher mobile services revenue was partially offset by lower handset and accessory sales.

- Mobile services revenue grew by $96 million or 7% to $1,406 million (first half of 2004/05: $1,310 million) driven by higher prepaid, data and roaming services revenues, partially offset by a reduction in local voice revenue as a result of continued downward pressures on tariffs.

  Hong Kong blended ARPU for the six months ended 31 December 2005 rose by $14 to $210 (first half of 2004/05: $196), reflecting continued improvement in customer profile in both business and consumer segments.

  Despite intensifying price competition, postpaid ARPU for the period under review recorded a 5% increase to $240 (first half of 2004/05: $228). Revenues from all services other than local voice recorded growth.

Multimedia services revenue achieved a strong year-on-year increase of 34% as a result of increasing 3G customer base and the Group's continued success in enhancing its customer propositions to different customer segments. The growth was driven by the enrichment of SmarTone *iN!* services, which included the launch of Football Express, Music Now and Bet to Win. Data service revenue continued to grow and accounted for 8.7% of mobile services revenue for the six months ended 31 December 2005 (first half of 2004/05: 7.0%).

- Handset and accessory sales fell by 13% to $454 million (first half of 2004/05: $521 million) despite higher sales volume, as heavy handset subsidies prevalent in the market resulted in lower handset selling prices.

Cost of goods sold and services provided rose by $25 million to $749 million (first half of 2004/05: $724 million). Cost of handsets and accessories sold fell by 9% to $449 million. Cost of services provided rose by 30% to $300 million as interconnect, prepaid IDD costs, roaming partner charges and data related services costs increased due to higher usage.

Other operating expenses (excluding depreciation, amortisation and loss on disposal of fixed assets) rose by $79 million to $714 million (first half of 2004/05: $635 million). Major areas of increase were network costs incurred upon 3G rollout; marketing and sales costs incurred for the promotion of 3G handsets and services; and an unrealised exchange loss arising from the translation of net monetary assets denominated in United States dollars.

Depreciation and disposal loss rose by $31 million to $244 million (first half of 2004/05: $213 million) due to depreciation for the 3G network.

Amortisation of intangible assets increased substantially by $74 million to $92 million (first half of 2004/05: $18 million). Handset subsidy amortisation rose by $50 million to $64 million (first half of 2004/05: $14 million) due to the significant amounts of handset subsidy capitalised for 3G handsets sold. Handset subsidies are deferred and amortised on a straight-line basis over the customer contract periods. 3G licence fee amortisation, arising upon the adoption of HKAS 38, rose by $24 million to $28 million (first half of 2004/05: $4 million). 3G licence fees are amortised on a straight-line basis over the remaining licence period from the date of commercial launch of 3G.

Finance income fell by $2 million to $24 million (first half of 2004/05: $26 million) mainly due to lower average balance of held-to-maturity investments and bank deposits.

Finance costs increased by $26 million to $33 million (first half of 2004/05: $7 million). This was attributable to higher accretion expenses in respect of 3G licence fee obligations, arising upon the adoption of HKAS 38, which were accounted for upon the commercial launch of 3G.

Macau operations continued to improve and contributed positively to the Group's performance for the six months ended 31 December 2005. Operating revenue rose by 17% to $95 million. Operating profit rose by 29% to $28 million amidst strong revenue growth, partially offset by higher network costs and sales and marketing expenses.

(Financial figures are expressed in Hong Kong dollars)

## Capital structure, liquidity and financial resources

There had been no major changes to the Group's capital structure during the six months ended 31 December 2005. The Group was financed by share capital, internally generated funds and short-term Hong Kong dollar floating rate revolving credit facilities (expired in November 2005 and not being renewed) during the period. The cash resources of the Group remain strong with cash and bank balances and held-to-maturity investments at 31 December 2005 of $1,720 million.

During the period, the Group's net cash generated from operating activities and interest received amounted to $470 million and $30 million respectively. The Group's major outflows of funds in the period were payment of final dividends for the financial year 2004/05 and purchases of fixed assets.

The directors are of the opinion that the Group can fund its capital expenditure and working capital requirements for the current financial year ending 30 June 2006 from existing cash resources.

## Treasury policy

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debts securities are denominated in either Hong Kong or United States dollars with a maximum maturity of 3 years. The Group's policy is to hold its investments in debt securities until maturity.

As at 31 December 2005, the Group's total available banking facilities amounted to $100 million, represented by uncommitted trade finance facilities. No amount of the facilities was utilised as at 31 December 2005.

The Group is required to arrange for banks to issue performance bonds and letters of credit on its behalf. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance cost. Total amount of pledged deposits at 31 December 2005 was $329 million (30 June 2005: $328 million).

## Functional currency and foreign exchange exposure

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except its United States dollar fixed income investments and bank deposits, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than those arising due to its United States dollar denominated fixed income investments and bank deposits. The Group does not currently undertake any foreign exchange hedging.

## Contingent Liabilities

### Performance Bonds

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 31 December 2005 under these performance bonds was $353 million (30 June 2005: $313 million).

### Lease Out, Lease Back Arrangement

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

### Bank Facilities Guarantees

At 31 December 2005, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to uncommitted trade finance facilities granted by a bank of up to $100 million (30 June 2005: $300 million).

## Employees and Share Option Scheme

The Group had 1,605 full-time employees at 31 December 2005, with majority of which based in Hong Kong. Total staff costs were $177 million in the period under review (first half of 2004/05: $177 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes and medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to the participants, including directors and employees, to subscribe for shares of the Company. No share options were granted or exercised, and 898,000 share options were cancelled during the six months ended 31 December 2005. At 31 December 2005, 12,194,500 share options were outstanding.

**TO THE BOARD OF DIRECTORS OF**
**SMARTONE TELECOMMUNICATIONS HOLDINGS LIMITED**

(Incorporated in Bermuda with limited liability)

## INTRODUCTION

We have been instructed by the Company to review the interim financial statements set out on pages 9 to 41.

## RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the relevant provisions thereof. The interim financial statements are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial statements and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of these statements.

## REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standard 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial statements.

## OPINION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six months ended 31 December 2005.

PricewaterhouseCoopers
*Certified Public Accountants*

Hong Kong, 28 February 2006

(Expressed in Hong Kong dollars)

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 31 December 2005

| | Note | Unaudited six months ended 31 December 2005 $000 | 2004 $000 (Restated) |
|---|---|---|---|
| Mobile services | | 1,405,937 | 1,309,857 |
| Mobile telephone and accessory sales | | 453,530 | 520,721 |
| Turnover | | 1,859,467 | 1,830,578 |
| Cost of goods sold and services provided | 5 | (748,970) | (724,443) |
| **Gross profit** | | 1,110,497 | 1,106,135 |
| Network costs | 5 | (272,946) | (240,613) |
| Staff costs | | (177,230) | (177,454) |
| Sales and marketing expenses | | (132,892) | (99,394) |
| Rental and utilities | 5 | (59,880) | (54,094) |
| Other operating expenses | 5 | (71,384) | (62,985) |
| Depreciation and amortisation | 5 | (336,487) | (231,780) |
| **Operating profit** | | 59,678 | 239,815 |
| Finance income | 6 | 24,057 | 26,333 |
| Finance costs | 6 | (33,237) | (7,274) |
| **Profit before taxation** | | 50,498 | 258,874 |
| Income tax expense | 7 | (6,293) | (29,714) |
| **Profit after taxation** | | 44,205 | 229,160 |
| **Attributable to:** | | | |
| Equity holders of the Company | | 37,045 | 224,025 |
| Minority interests | | 7,160 | 5,135 |
| | | 44,205 | 229,160 |
| **Dividends** | | | |
| In respect of the period | 8 | – | 110,730 |
| Attributable to prior years paid in the period | 8 | 116,558 | 192,321 |
| **Earnings per share for profit attributable to the equity holders of the Company during the period** (expressed in $ per share) | | | |
| Basic | 9 | $0.06 | $0.38 |
| Diluted | 9 | $0.06 | $0.38 |

## CONSOLIDATED BALANCE SHEET

As at 31 December 2005 and 30 June 2005

| | Note | Unaudited 31 December 2005 $000 | Audited 30 June 2005 $000 (Restated) |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 10 | 1,962,818 | 2,068,270 |
| Interest in an associate | | 20,464 | 29,469 |
| Financial investments | 11 | 81,691 | 744,898 |
| Intangible assets | 12 | 789,595 | 693,710 |
| Deferred tax assets | | 4,156 | 8,311 |
| | | 2,858,724 | 3,544,658 |
| **Current assets** | | | |
| Inventories | | 144,250 | 189,100 |
| Financial investments | 11 | 1,042,163 | 390,895 |
| Trade receivables | 13 | 179,068 | 168,116 |
| Deposits and prepayments | | 124,586 | 117,158 |
| Other receivables | | 25,973 | 33,528 |
| Cash and bank balances | 14 | 645,071 | 765,212 |
| | | 2,161,111 | 1,664,009 |
| **Current liabilities** | | | |
| Trade payables | 15 | 128,210 | 137,317 |
| Other payables and accruals | | 614,330 | 708,518 |
| Taxation payable | | 9,185 | 6,956 |
| Customers' deposits | | 23,198 | 23,085 |
| Contractual obligations – current portion | | 50,000 | 50,000 |
| Deferred income | | 75,566 | 72,915 |
| | | 900,489 | 998,791 |
| **Net current assets** | | 1,260,622 | 665,218 |
| **Total assets less current liabilities** | | 4,119,346 | 4,209,876 |
| **Non-current liabilities** | | | |
| Contractual obligations | | 529,573 | 547,056 |
| Deferred tax liabilities | | 149,209 | 152,957 |
| **Net assets** | | 3,440,564 | 3,509,863 |
| **Capital and reserves** | | | |
| Share capital | 16 | 58,279 | 58,279 |
| Reserves | | 3,351,603 | 3,428,062 |
| **Total equity attributable to equity holders of the Company** | | 3,409,882 | 3,486,341 |
| Minority interests | | 30,682 | 23,522 |
| **Total equity** | | 3,440,564 | 3,509,863 |

## CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2005

| | Note | Unaudited six months ended 31 December 2005 $000 | 2004 $000 (Restated) |
|---|---|---|---|
| Net cash generated from operating activities | | 470,056 | 436,834 |
| Net cash used in investing activities | | (480,999) | (356,016) |
| Net cash used in financing activities | | (110,841) | (184,276) |
| Decrease in cash and cash equivalents | | (121,784) | (103,458) |
| Effect of foreign exchange rate change | | (212) | — |
| Cash and cash equivalents at the beginning of the period | | 437,673 | 328,188 |
| Cash and cash equivalents at the end of the period | | 315,677 | 224,730 |
| Analysis of balances of cash and cash equivalents | | | |
| Cash and bank balances | 14 | 645,071 | 561,908 |
| Less: pledged bank deposits | 14 | (329,394) | (337,178) |
| | | 315,677 | 224,730 |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2004

| | Unaudited | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Attributable to equity holders of the Company | | | | | | Minority interests | Total |
| | Share capital $000 | Capital redemption reserve $000 | Contributed surplus $000 | Employee share-based compensation reserve $000 | Exchange reserve $000 | Retained profits $000 | $000 | $000 |
| At 1 July 2004, as previously reported as equity | 58,331 | 2,638 | 2,371,112 | — | 26 | 1,033,843 | — | 3,465,950 |
| At 1 July 2004, as previously separately reported as minority interest | — | — | — | — | — | — | 21,407 | 21,407 |
| Prior period adjustment in respect of adoption of HKAS 38 | — | — | — | — | — | 10,469 | — | 10,469 |
| Prior period adjustment in respect of adoption of HKFRS 2 | — | — | — | 4,160 | — | (4,160) | — | — |
| At 1 July 2004, as restated | 58,331 | 2,638 | 2,371,112 | 4,160 | 26 | 1,040,152 | 21,407 | 3,497,826 |
| Currency translation differences | — | — | — | — | (22) | — | — | (22) |
| Profit for the period | — | — | — | — | — | 224,025 | 5,135 | 229,160 |
| Cancellation of shares repurchased | (52) | 52 | — | — | — | — | — | — |
| Employee share-based compensation | — | — | — | 3,176 | — | — | — | 3,176 |
| Payment of 2003/04 final dividend | — | — | — | — | — | (192,321) | — | (192,321) |
| At 31 December 2004 | 58,279 | 2,690 | 2,371,112 | 7,336 | 4 | 1,071,856 | 26,542 | 3,537,819 |

For the six months ended 31 December 2005

| | Unaudited | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Attributable to equity holders of the Company | | | | | | Minority interests | Total |
| | Share capital $000 | Capital redemption reserve $000 | Contributed surplus $000 | Employee share-based compensation reserve $000 | Exchange reserve $000 | Retained profits $000 | $000 | $000 |
| At 1 July 2005, as previously reported as equity | 58,279 | 2,690 | 2,371,112 | — | (3) | 1,069,601 | — | 3,501,679 |
| At 1 July 2005, as previously separately reported as minority interest | — | — | — | — | — | — | 23,522 | 23,522 |
| Prior period adjustment in respect of adoption of HKAS 16 | — | — | — | — | — | (4,062) | — | (4,062) |
| Prior period adjustment in respect of adoption of HKAS 38 | — | — | — | — | — | (11,276) | — | (11,276) |
| Prior period adjustment in respect of adoption of HKFRS 2 | — | — | — | 10,583 | — | (10,583) | — | — |
| At 1 July 2005, as restated | 58,279 | 2,690 | 2,371,112 | 10,583 | (3) | 1,043,680 | 23,522 | 3,509,863 |
| Currency translation differences | — | — | — | — | 185 | — | — | 185 |
| Profit for the period | — | — | — | — | — | 37,045 | 7,160 | 44,205 |
| Employee share-based compensation | — | — | — | 2,869 | — | — | — | 2,869 |
| Payment of 2004/05 final dividend | — | — | — | — | — | (116,558) | — | (116,558) |
| **At 31 December 2005** | **58,279** | **2,690** | **2,371,112** | **13,452** | **182** | **964,167** | **30,682** | **3,440,564** |

(Expressed in Hong Kong dollars)

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended 31 December 2005

### 1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. These interim financial statements should be read in conjunction with the 2004/05 annual financial statements.

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 30 June 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

These interim financial statements have been prepared in accordance with the new HKFRS issued and effective as at the time of preparing these interim financial statements. The new HKFRS that will be applicable at 30 June 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

## 2 CHANGES IN ACCOUNTING POLICIES

### (a) *Effect of adopting new HKFRS*

In 2005/06, the Group adopted the new HKFRS below, which are relevant to its operations. The 2004/05 comparatives have been amended as required, in accordance with the relevant requirements.

| | |
|---|---|
| HKAS 1 | Presentation of Financial Statements |
| HKAS 2 | Inventories |
| HKAS 7 | Cash Flow Statements |
| HKAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| HKAS 10 | Events after the Balance Sheet Date |
| HKAS 12 | Income Taxes |
| HKAS 14 | Segment Reporting |
| HKAS 16 | Property, Plant and Equipment |
| HKAS 17 | Leases |
| HKAS 18 | Revenue |
| HKAS 19 | Employees Benefits |
| HKAS 21 | The Effects of Changes in Foreign Exchange Rates |
| HKAS 23 | Borrowing Costs |
| HKAS 24 | Related Party Disclosures |
| HKAS 27 | Consolidated and Separate Financial Statements |
| HKAS 28 | Investments in Associates |
| HKAS 32 | Financial Instruments: Disclosures and Presentation |
| HKAS 33 | Earnings per Share |
| HKAS 34 | Interim Financial Reporting |
| HKAS 36 | Impairment of Assets |
| HKAS 37 | Provisions, Contingent Liabilities and Contingent Assets |
| HKAS 38 | Intangible Assets |
| HKAS 39 | Financial Instruments: Recognition and Measurement |
| HKFRS 2 | Share-based Payments |

(Expressed in Hong Kong dollars)

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

#### *(a) Effect of adopting new HKFRS (continued)*

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12, 14, 17, 18, 19, 21, 23, 24, 27, 28, 33, 34, 36 and 37 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 12, 14, 17, 18, 19, 23, 27, 28, 33, 34, 36 and 37 had no material effect on the Group's policies.
- HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements. The entity of which the functional currency differs from the presentation currency is translated based on the guidance of the revised standard.
- HKAS 24 has affected the identification of related parties and some other related party disclosures.

The adoption of HKAS 16 has resulted in a change in accounting policy relating to the recognition of fixed assets and liabilities subject to retirement obligations at fair value.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy for recognition, measurement, derecognition and disclosure of financial instruments. Following the adoption of HKASs 32 and 39, the financial assets have been classified into loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Held-to-maturity investments are stated in the balance sheet at amortised cost. Interest income from held-to-maturity investments is calculated using the effective interest method. Available-for-sale financial assets that are quoted in an active market are measured at fair value and changes in fair value are recognised in the investment revaluation reserve. Available-for-sale financial assets that are not quoted in an active market are measured at cost less impairment. Loans and receivables are stated in the balance sheet at amortised cost.

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### (a) *Effect of adopting new HKFRS (continued)*

The adoption of HKAS 38 has resulted in a change in accounting policy relating to the recognition of the fees and royalties payable for the third generation licence telecommunications spectrum ("3G Licence"). The 3G Licence is considered an intangible asset representing the right to provide a telecommunications service rather than a right to use an identifiable asset, being the radio spectrum allocated to the Group under the terms of the licence. In order to measure the intangible asset, HKAS 39 Financial Instruments: Recognition and Measurement is applied for recognition of the minimum annual fee and royalty payments as they constitute a contractual obligation to deliver cash and hence should be considered a financial liability. As a result, capitalised minimum annual payments together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on a straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the profit and loss account after the commercial launch. Variable annual payments on top of the minimum annual payments, if any, are recognised in the profit and loss account as incurred. The change in accounting policy is applied retrospectively.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 30 June 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective on 1 July 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 and had not yet vested on 1 July 2005 was expensed retrospectively in the profit and loss account of the respective periods.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for investments in securities" for the 2004/05 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 July 2005;

- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 July 2005.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

*(a) Effect of adopting new HKFRS (continued)*

(i) The adoption of HKAS 16 resulted in:

| | As at 31 December 2005 $000 | As at 30 June 2005 $000 |
|---|---|---|
| Increase in fixed assets | **29,967** | 31,054 |
| Increase in liabilities | **36,310** | 35,116 |
| Decrease in retained profits | **6,343** | 4,062 |

| | For the year ended 30 June 2005 $000 | Six months ended 31 December 2005 $000 | Six months ended 31 December 2004 $000 |
|---|---|---|---|
| Decrease in profit attributable to equity holders | 4,062 | **2,281** | 1,843 |
| Decrease in basic earnings per share ($) | 0.01 | **0.00** | 0.00 |
| Decrease in diluted earnings per share ($) | 0.01 | **0.00** | 0.00 |

(ii) The adoption of HKASs 32 and 39 resulted in:

- redesignate all "non-trading securities" as "available-for-sale financial assets" or "loans and receivables", at 1 July 2005; and
- restate the held-to-maturity investments at amortised cost using effective interest method instead of straight line method from 1 July 2005.

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### *(a) Effect of adopting new HKFRS (continued)*

(iii) The adoption of HKAS 38 resulted in:

| | As at 31 December 2005 $000 | As at 30 June 2005 $000 |
|---|---|---|
| Increase in intangible assets | 614,223 | 642,637 |
| Decrease in fixed assets | 138,685 | 146,462 |
| Increase in liabilities | 510,773 | 507,451 |
| Decrease in retained profits | 35,235 | 11,276 |

| | For the year ended 30 June 2005 $000 | Six months ended 31 December 2005 $000 | Six months ended 31 December 2004 $000 |
|---|---|---|---|
| (Decrease)/increase in profit attributable to equity holders | (21,745) | (23,959) | 3,415 |
| Decrease in basic earnings per share ($) | 0.04 | 0.04 | 0.00 |
| Decrease in diluted earnings per share ($) | 0.04 | 0.04 | 0.00 |

(iv) The adoption of HKFRS 2 resulted in:

| | As at 31 December 2005 $000 | As at 30 June 2005 $000 |
|---|---|---|
| Increase in employee share-based compensation reserve | 13,452 | 10,583 |
| Decrease in retained profits | 13,452 | 10,583 |

| | For the year ended 30 June 2005 $000 | Six months ended 31 December 2005 $000 | Six months ended 31 December 2004 $000 |
|---|---|---|---|
| Decrease in profit attributable to equity holders | 6,423 | 2,869 | 3,176 |
| Decrease in basic earnings per share ($) | 0.01 | 0.00 | 0.01 |
| Decrease in diluted earnings per share ($) | 0.01 | 0.00 | 0.01 |

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

#### *(b) New accounting policies*

The accounting policies used for the interim financial statements for the six months ended 31 December 2005 are the same as those set out in note (1) to the 2004/05 annual financial statements except for the following:

(i) Foreign currency translation

*(1) Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency"). These interim financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

*(2) Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(3) Group companies*

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

a. assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### *(b) New accounting policies (continued)*

#### (i) Foreign currency translation *(continued)*

*(3) Group companies (continued)*

b. income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

c. all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

#### (ii) Fixed assets

The assets' residual value and useful lives are reviewed and adjusted, if applicable, at each balance sheet date.

#### (iii) Intangible assets – telecommunications licence for third generation ("3G") services

The discounted value of the minimum annual fees and royalties payable for the 3G Licence over the licence period together with the interest accrued prior to commercial launch, are classified as an intangible asset and amortised on a straight-line basis over the remaining licence period from the date the asset is ready for its intended use. Interest is accrued on the outstanding minimum annual fees and charged to finance costs in the profit and loss account after the commercial launch. Variable annual payments on top of the minimum annual payments, if any, are recognised in the profit and loss account as incurred.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

*(b) New accounting policies (continued)*

(iv) Financial investments

From 1 July 2004 to 30 June 2005:

The Group classified its investments in securities, other than subsidiaries, associates and jointly controlled entities, as non-trading securities and held-to-maturity debt securities.

*(1) Non-trading securities*

Investments that were held for non-trading purpose were stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

*(2) Held-to-maturity debt securities*

Debt securities which are intended to be held until maturity are stated in the balance sheet at cost plus or minus any discount or premium amortised to date. The discount or premium on acquisition is amortised over the period to maturity and included as interest income in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### *(b) New accounting policies (continued)*

#### (iv) Financial investments *(continued)*

From 1 July 2005 onwards:

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

*(1) Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date. During the period, the Group did not hold any investments in this category.

*(2) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

*(3) Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities less than 12 months after the balance sheet date. These are classified as current assets.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

*(b) New accounting policies (continued)*

(iv) Financial investments *(continued)*

*(4) Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the profit and loss account in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss account as gains or losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, and for unlisted securities, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### *(b) New accounting policies (continued)*

#### (iv) Financial investments *(continued)*

*(4) Available-for-sale financial assets (continued)*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

#### (v) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

#### (vi) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

## 2 CHANGES IN ACCOUNTING POLICIES *(continued)*

### *(b) New accounting policies (continued)*

#### (vii) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

#### (viii) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and the share premium when the options are exercised.

#### (ix) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continuous unwinding the discount as interest income.

## 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Major areas where critical estimates and assumptions are applied include those related to impairment and useful lives of plant and equipment, contractual obligations - asset retirement obligations, estimated fair value of financial instruments and deferred taxation.

### (a) *Impairment and useful lives of plant and equipment*

The plant and equipment used in the network are long-lived but may be subject to technical obsolescence. The annual depreciation charges are sensitive to the estimated economic useful lives the Group allocates to each type of fixed assets. Management performs annual reviews to assess the appropriateness of their estimated economic useful lives. Such reviews take into account the technological changes, prospective economic utilisation and physical condition of the assets concerned. Management also regularly reviews whether there are any indications of impairment and will recognise an impairment loss if the carrying amount of an asset is lower than its recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, management assess the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgements are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the market competition and development and the expected growth in subscribers and average revenue per subscriber.

### (b) *Contractual obligations - asset retirement obligations*

The Group evaluates and recognises, on a regular basis, the fair value of fixed assets and obligations which arise from future reinstatement of leased properties upon end of lease terms. To establish the fair values of the asset retirement obligations, estimates and judgement are applied in determining these future cash flows and the discount rate. Management estimates the future cash flows based on certain assumptions, such as the types of leased properties, probability of renewal of lease terms and restoration costs. The discount rate used is referenced to the Group's historical weighted average cost of capital.

### (c) *Estimated fair value of financial instruments*

The fair value of financial instruments that are not traded in active market is determined based on the latest available financial information existing at each balance sheet date.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

*(d) Deferred taxation*

The Group provides for deferred taxation in full, using the liability method, on temporary difference arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation. Deferred tax assets are only recognised to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilised. Deferred taxation is provided on temporary difference arising from depreciation on fixed assets except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

### 4 SEGMENT REPORTING

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

| | Six months ended 31 December 2005 | | | |
|---|---|---|---|---|
| | Hong Kong $000 | Macau $000 | Inter-segment elimination $000 | Consolidated $000 |
| Turnover | 1,776,949 | 94,799 | (12,281) | 1,859,467 |
| Operating profit | 32,098 | 27,580 | – | 59,678 |
| Finance income | | | | 24,057 |
| Finance costs | | | | (33,237) |
| Profit before taxation | | | | 50,498 |
| Income tax expense | | | | (6,293) |
| Profit after taxation | | | | 44,205 |

## 4 SEGMENT REPORTING *(continued)*

| | Six months ended 31 December 2004 (Restated) | | | |
|---|---|---|---|---|
| | Hong Kong $000 | Macau $000 | Inter-segment elimination $000 | Consolidated $000 |
| Turnover | 1,764,142 | 81,297 | (14,861) | 1,830,578 |
| Operating profit | 218,504 | 21,311 | — | 239,815 |
| Finance income | | | | 26,333 |
| Finance costs | | | | (7,274) |
| Profit before taxation | | | | 258,874 |
| Income tax expense | | | | (29,714) |
| Profit after taxation | | | | 229,160 |

More than 90% of the Group's turnover and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these interim financial statements.

## 5 EXPENSES BY NATURE

| | Six months ended 31 December | |
|---|---|---|
| | 2005 $000 | 2004 $000 |
| Cost of inventories sold | **449,125** | 493,243 |
| Depreciation: | | |
| Owned fixed assets | **184,888** | 147,778 |
| Leased fixed assets | **57,040** | 62,823 |
| Amortisation of intangible assets | **92,372** | 18,473 |
| Operating lease rentals for land and buildings, transmission sites and leased lines | **244,984** | 211,027 |
| Loss on disposal of fixed assets | **2,187** | 2,706 |
| Provision for bad and doubtful debts | **6,646** | 7,786 |
| Net exchange loss | **7,366** | 226 |

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 6 NET FINANCE (COSTS)/INCOME

| | Six months ended 31 December 2005 $000 | Six months ended 31 December 2004 $000 |
|---|---|---|
| **Finance income** | | |
| Interest income from: | | |
| Listed debt securities | 4,086 | 8,973 |
| Unlisted debt securities | 8,628 | 13,417 |
| Deposits with banks and other financial institutions | 11,343 | 3,943 |
| | 24,057 | 26,333 |
| **Finance costs** | | |
| Interest expense on bank loans repayable within five years | — | (105) |
| Other borrowing costs | (76) | (267) |
| Accretion expenses | | |
| 3G licence fee obligations | (31,323) | (5,165) |
| Asset retirement obligations | (1,838) | (1,737) |
| | (33,237) | (7,274) |
| | (9,180) | 19,059 |

Accretion expenses represented changes in the contractual obligations due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.

## 7 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been provided on the estimated profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

| | Six months ended 31 December | |
|---|---|---|
| | 2005 | 2004 |
| | $000 | $000 |
| Current taxation | | |
| Hong Kong | 3,696 | 14,972 |
| Overseas | 2,190 | 2,073 |
| Deferred taxation relating to the origination of temporary differences | 407 | 12,669 |
| | 6,293 | 29,714 |

## 8 DIVIDENDS

| | Six months ended 31 December | |
|---|---|---|
| | 2005 | 2004 |
| | $000 | $000 |
| In respect of the period | | |
| Interim declared/paid, of Nil per share (2004: $0.19 per share) | – | 110,730 |
| Attributable to prior years paid in the period | | |
| Final of $0.20 per share (2004: $0.33 per share) | 116,558 | 192,321 |
| | 116,558 | 303,051 |

At a meeting held on 5 September 2005, the directors declared a final dividend of $0.20 per share for the year ended 30 June 2005, which was paid on 11 November 2005 and has been reflected as an appropriation of retained profits for the six months ended 31 December 2005.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 9 BASIC AND DILUTED EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the profit attributable to equity holders of $37,045,000 (2004 restated: $224,025,000).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 582,791,428 (2004: 582,834,803). The diluted earnings per share is based on 582,853,905 (2004: 582,853,706) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 62,477 (2004: 18,903) shares deemed to be issued at no consideration if all outstanding options had been exercised.

### 10 FIXED ASSETS

| | $000 (Restated) |
|---|---|
| Opening net book value at 1 July 2005 | 2,068,270 |
| Additions | 138,839 |
| Disposals | (2,572) |
| Exchange adjustment | 209 |
| Depreciation | (241,928) |
| **Closing net book value at 31 December 2005** | **1,962,818** |
| Opening net book value at 1 July 2004 | 1,851,553 |
| Additions | 283,412 |
| Disposals | (3,470) |
| Exchange adjustment | (29) |
| Depreciation | (210,601) |
| Closing net book value at 31 December 2004 | 1,920,865 |
| Additions | 392,599 |
| Disposals | (5,180) |
| Exchange adjustment | (5) |
| Depreciation | (240,009) |
| Closing net book value at 30 June 2005 | 2,068,270 |

At 31 December 2005, the net book value of fixed assets held by the Group under finance leases amounted to $334,427,000 (30 June 2005: $394,541,000).

## 11 FINANCIAL INVESTMENTS

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Available-for-sale financial assets | 49,404 | 49,013 |
| Held-to-maturity investments | 1,074,450 | 1,086,780 |
| | 1,123,854 | 1,135,793 |
| Less: Held-to-maturity investments maturing within one year of the balance sheet date included under current assets | (1,042,163) | (390,895) |
| Total non-current financial investments | 81,691 | 744,898 |

| | Available-for-sale financial assets<br>$000 | Held-to-maturity investments<br>$000 | Total<br>$000 |
|---|---|---|---|
| Carrying value at 31 December 2005 | | | |
| Listed outside Hong Kong | — | 337,458 | 337,458 |
| Unlisted, traded on inactive markets and of private issuers | 49,404 | 736,992 | 786,396 |
| | 49,404 | 1,074,450 | 1,123,854 |

| | $000 |
|---|---|
| (a) Available-for-sale financial assets | |
| At 1 July 2005 | 49,013 |
| Additions | 3,900 |
| Impairment provisions recognised in profit and loss account | (3,509) |
| At 31 December 2005 | 49,404 |

There were no disposals on available-for-sale financial assets during the six months ended 31 December 2005.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 11 FINANCIAL INVESTMENTS *(continued)*

| | | $000 |
|---|---|---|
| (b) | Held-to-maturity investments | |
| | At 1 July 2005 | 1,086,780 |
| | Amortisation | (5,886) |
| | Exchange adjustment | (6,444) |
| | At 31 December 2005 | **1,074,450** |

During the six months ended 31 December 2004 and 2005, no gain or loss arose on the disposal of held-to-maturity investments.

### 12 INTANGIBLE ASSETS

| | Deferred expenditure $000 | 3G licence fee $000 (Restated) | Total $000 (Restated) |
|---|---|---|---|
| Opening net book value at 1 July 2005 | 51,073 | 642,637 | 693,710 |
| Additions | 188,257 | — | 188,257 |
| Amortisation | (63,958) | (28,414) | (92,372) |
| **Closing net book value at 31 December 2005** | **175,372** | **614,223** | **789,595** |
| Opening net book value at 1 July 2004 | 12,991 | 650,003 | 662,994 |
| Additions | 12,548 | 25,784 | 38,332 |
| Amortisation | (13,737) | (4,736) | (18,473) |
| Closing net book value at 31 December 2004 | 11,802 | 671,051 | 682,853 |
| Additions | 56,476 | — | 56,476 |
| Amortisation | (17,205) | (28,414) | (45,619) |
| Closing net book value at 30 June 2005 | 51,073 | 642,637 | 693,710 |

## 13 TRADE RECEIVABLES

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Trade receivables | **192,796** | 181,951 |
| Less: provision for impairment of receivables | **(13,728)** | (13,835) |
| | **179,068** | 168,116 |

The Group allows an average credit period of 30 days to its subscribers and other customers. The ageing of the trade receivables, net of provisions, is as follows:

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Current to 30 days | **156,030** | 147,715 |
| 31 - 60 days | **18,368** | 11,451 |
| 61 - 90 days | **2,550** | 4,259 |
| Over 90 days | **2,120** | 4,691 |
| | **179,068** | 168,116 |

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $6,646,000 (2004: $7,786,000) for the impairment of its trade receivables during the six months ended 31 December 2005. The loss has been included in other operating expenses in the profit and loss account.

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 14 CASH AND BANK BALANCES

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Pledged bank deposits | **329,394** | 327,539 |
| Cash and bank balances | **315,677** | 437,673 |
| | **645,071** | 765,212 |

Of the pledged bank deposits, $183,548,000 (30 June 2005: $170,910,000) has been pledged as cash collateral for the Group's 3G licence performance bond as referred to in note 20 – "Contingent liabilities".

### 15 TRADE PAYABLES

The ageing of the trade payables is as follows:

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Current to 30 days | **54,118** | 95,906 |
| 31 - 60 days | **41,544** | 21,075 |
| 61 - 90 days | **5,789** | 3,276 |
| Over 90 days | **26,759** | 17,060 |
| | **128,210** | 137,317 |

### 16 SHARE CAPITAL

| | Shares of<br>$0.10 each | $000 |
|---|---|---|
| Authorised: | | |
| 1 July 2005 and 31 December 2005 | 1,000,000,000 | 100,000 |
| Issued and fully paid: | | |
| 1 July 2005 and 31 December 2005 | 582,791,428 | 58,279 |

## 17 EMPLOYEE SHARE OPTION SCHEME

At 31 December 2005, movements in the number of share options outstanding and their exercise prices granted under the Company's share option scheme are as follows:

| | | | Number of options | | | | | |
|---|---|---|---|---|---|---|---|---|
| Date granted | Exercise period | Exercise price per share $ | 1 July 2005 | Granted during the period | Cancelled during the period | Exercised during the period | Expired during the period | 31 December 2005 |
| 10 February 2003 | 10 February 2003 to 16 July 2011 | 9.29 | 3,000,000 | — | — | — | — | 3,000,000 |
| 10 February 2003 | 2 May 2003 to 1 May 2012 | 9.20 | 133,500 | — | — | — | — | 133,500 |
| 5 February 2004 | 5 February 2005 to 4 February 2014 | 9.00 | 9,380,000 | — | (898,000) | — | — | 8,482,000 |
| 6 December 2004 | 6 December 2005 to 5 December 2014 | 8.01 | 193,000 | — | — | — | — | 193,000 |
| 4 January 2005 | 4 January 2006 to 3 January 2015 | 8.70 | 193,000 | — | — | — | — | 193,000 |
| 1 March 2005 | 1 March 2006 to 28 February 2015 | 9.05 | 193,000 | — | — | — | — | 193,000 |
| | | | 13,092,500 | — | (898,000) | — | — | 12,194,500 |

## 18 CAPITAL COMMITMENTS

| | 31 December 2005 $000 | 30 June 2005 $000 |
|---|---|---|
| Contracted for | | |
| Fixed assets | 45,697 | 31,790 |
| Equity securities | 7,800 | 11,700 |
| Authorised but not contracted for | 297,968 | 450,182 |
| | 351,465 | 493,672 |

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 19 OPERATING LEASE COMMITMENTS

At 31 December 2005 and 30 June 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

| | 31 December 2005 $000 | 30 June 2005 $000 |
|---|---|---|
| Land and buildings and transmission sites | | |
| Within one year | **277,855** | 289,108 |
| After one year but within five years | **218,571** | 187,877 |
| After five years | **41,525** | 9,742 |
| | **537,951** | 486,727 |
| Leased lines | | |
| Within one year | **33,658** | 36,870 |
| After one year but within five years | **2,110** | 3,102 |
| | **35,768** | 39,972 |

### 20 CONTINGENT LIABILITIES

*(a) Performance bonds*

| | 31 December 2005 $000 | 30 June 2005 $000 |
|---|---|---|
| Hong Kong 3G licence | **351,243** | 310,746 |
| Other | **1,942** | 1,942 |
| | **353,185** | 312,688 |

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2005, the fourth anniversary of the issue of the Hong Kong 3G Licence and subsequent to the payment of the fourth year spectrum utilisation fee of $50 million, the performance bond was revised to $351 million with a duration of five years.

## 20 CONTINGENT LIABILITIES *(continued)*

### *(b) Lease out, lease back agreements*

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

### *(c) Bank facilities guarantees*

At 31 December 2005, there were contingent liabilities in respect of guarantees given by the Company on behalf of a wholly owned subsidiary relating to uncommitted trade finance facility granted by certain banks of up to $100 million (30 June 2005: short term revolving credit facilities and uncommitted trade finance facility of $300 million). No amount was utilised by the subsidiary at 31 December 2005 and 30 June 2005.

## 21 RELATED PARTY TRANSACTIONS

(a) During the six months ended 31 December 2005, the Group had the following significant transactions with certain related parties in the ordinary course of business:

| | Six months ended 31 December | |
|---|---|---|
| | 2005 | 2004 |
| | $000 | $000 |
| Operating lease rentals for land and buildings and transmission sites (note i) | 26,009 | 25,586 |
| Insurance expenses (note ii) | 2,635 | 4,800 |

(i) Operating lease rentals for land and buildings and transmission sites

Certain subsidiaries and associated companies of Sun Hung Kai Properties Limited ("SHKP"), the ultimate holding company of the Group, have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antenna and telephone cables on certain premises owned by them.

For the six months ended 31 December 2005, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $26,009,000 (2004: $25,586,000).

## NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

For the six months ended 31 December 2005

### 21 RELATED PARTY TRANSACTIONS *(continued)*

(ii) *Insurance services*

Sun Hung Kai Properties Insurance Limited and Hung Kai Insurance Brokers Company Limited, wholly-owned subsidiaries of SHKP, provide general insurance services to the Group. For the six months ended 31 December 2005, insurance premiums paid and payable were $2,635,000 (2004: $4,800,000).

(b) At 31 December 2005, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

(c) New-Alliance Asset Management (Asia) Limited ("New Alliance"), an associate of SHKP, has been appointed as the investment manager of the Group's Occupational Retirement Scheme since October 1999. For the six months ended 31 December 2005 and 2004, no fees were paid by the Group as New-Alliance is remunerated by way of fee levied on mutual funds to which the Group's Occupational Retirement Scheme subscribes.

(d) Key management compensation

| | Six months ended 31 December | |
|---|---|---|
| | 2005 | 2004 |
| | $000 | $000 |
| Salaries and other short-term employee benefits | **14,710** | 11,111 |
| Share-based payments | **1,100** | 1,507 |
| | **15,810** | 12,618 |

## 21 RELATED PARTY TRANSACTIONS *(continued)*

(e) The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

| | 31 December 2005<br>$000 | 30 June 2005<br>$000 |
|---|---|---|
| Trade receivables | 479 | 631 |
| Deposits and prepayments | 4,303 | 4,967 |
| Trade payables | 251 | 168 |
| Other payables and accruals | 3,768 | 3,361 |

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

## 22 COMPARATIVE FIGURES

The comparative figures presented in these interim financial statements are prepared by the Group and have been adjusted for the impact of the relevant new HKFRSs as set out in note 2.

(Financial figures are expressed in Hong Kong dollars)

## INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 31 December 2005 (2004: $0.19 per share).

## SHARE OPTION SCHEME

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. Movements of the share options granted to the participants pursuant to the Share Option Scheme during the six months period ended 31 December 2005 are as follows:

| Grantee | Date of grant | Exercise price $ | Exercise period | Outstanding at 1 July 2005 | Granted during the period | Exercised during the period | Cancelled/ Lapsed during the period | Outstanding at 31 December 2005 |
|---|---|---|---|---|---|---|---|---|
| Directors | | | | | | | | |
| Douglas Li | 10 February 2003 | 9.29 | 10 February 2003 to 16 July 2011 | 3,000,000 | — | — | — | 3,000,000 |
| Patrick Chan Kai-lung | 10 February 2003 | 9.20 | 2 May 2003 to 1 May 2012 | 133,500 | — | — | — | 133,500 |
| | 5 February 2004 | 9.00 | 5 February 2005 to 4 February 2014 | 970,000 | — | — | — | 970,000 |
| Employees | 5 February 2004 | 9.00 | 5 February 2005 to 4 February 2014 | 8,410,000 | — | — | (898,000) | 7,512,000 |
| | 6 December 2004 | 8.01 | 6 December 2005 to 5 December 2014 | 193,000 | — | — | — | 193,000 |
| | 4 January 2005 | 8.70 | 4 January 2006 to 3 January 2015 | 193,000 | — | — | — | 193,000 |
| | 1 March 2005 | 9.05 | 1 March 2006 to 28 February 2015 | 193,000 | — | — | — | 193,000 |

Other than the share options stated above, no share options had been granted by the Company to the other participants pursuant to the Share Option Scheme.

Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the period.

## DIRECTORS' INTERESTS AND SHORT POSITIONS

At 31 December 2005, the interests of the directors, chief executive and their respective associates in shares, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

### INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

| | Shares | | | | Equity derivatives | | |
|---|---|---|---|---|---|---|---|
| Name of director | Personal | Spouse or child under 18 | Controlled corporation | Others | Share options (Note) | Aggregate interests | Percentage of aggregate interests to issued capital |
| Raymond Kwok Ping-luen | — | — | — | 2,237,767 | — | 2,237,767 | 0.38% |
| Douglas Li | — | — | — | — | 3,000,000 | 3,000,000 | 0.51% |
| Patrick Chan Kai-lung | — | — | — | — | 1,103,500 | 1,103,500 | 0.19% |

Note: Information of the share options is listed below:

| Name of director | Date of grant | Exercise price $ | Outstanding at 1 July 2005 | Granted during the period | Exercised during the period | Cancelled/ Lapsed during the period | Outstanding at 31 December 2005 |
|---|---|---|---|---|---|---|---|
| Douglas Li (Note 1) | 10 February 2003 | 9.29 | 3,000,000 | — | — | — | 3,000,000 |
| Patrick Chan Kai-lung (Notes 2 & 3) | 10 February 2003 | 9.20 | 133,500 | — | — | — | 133,500 |
| | 5 February 2004 | 9.00 | 970,000 | — | — | — | 970,000 |

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

(Financial figures are expressed in Hong Kong dollars)

INTERESTS IN ASSOCIATED CORPORATIONS

1. *Interests in shares and underlying shares of Sun Hung Kai Properties Limited*

| | Shares | | | | Equity derivatives | | |
|---|---|---|---|---|---|---|---|
| Name of director | Personal | Spouse or child under 18 | Controlled corporation | Others (Note 1) | Share options (Note 2) | Aggregate interests | Percentage of aggregate interests to issued capital |
| Raymond Kwok Ping-luen | — | — | — | 1,079,815,895 | 75,000 | 1,079,890,895 | 44.97% |
| Michael Wong Yick-kam | 70,904 | — | — | — | 75,000 | 145,904 | 0.006% |
| Ernest Lai Ho-kai | — | — | — | — | 36,000 | 36,000 | 0.001% |
| Eric Li Ka-cheung | — | — | 18,000 | — | — | 18,000 | 0.0007% |

Note 1: Of these shares, Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,638,347 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

| Name of director | Date of grant | Exercise price $ | Outstanding at 1 July 2005 | Granted during the period | Exercised during the period | Cancelled/ Lapsed during the period | Outstanding at 31 December 2005 |
|---|---|---|---|---|---|---|---|
| Raymond Kwok Ping-luen | 16 July 2001 | 70.00 | 75,000 | — | — | — | 75,000 |
| Michael Wong Yick-kam | 16 July 2001 | 70.00 | 75,000 | — | — | — | 75,000 |
| Ernest Lai Ho-kai | 16 July 2001 | 70.00 | 36,000 | — | — | — | 36,000 |

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

## 2. *Interests in shares and underlying shares of SUNeVision Holdings Ltd.*

| Name of director | Shares: Personal | Shares: Spouse or child under 18 | Shares: Controlled corporation | Shares: Others (Note 1) | Equity derivatives: Share options (Note 2) | Aggregate interests | Percentage of aggregate interests to issued capital |
|---|---|---|---|---|---|---|---|
| Raymond Kwok Ping-luen | — | — | — | 1,742,500 | 233,333 | 1,975,833 | 0.09% |
| Michael Wong Yick-kam | 100,000 | — | — | — | 120,000 | 220,000 | 0.01% |
| Andrew So Sing-tak | — | — | — | — | 1,800,000 | 1,800,000 | 0.08% |

Note 1: Of these shares, Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

| Name of director | Date of grant | Exercise price $ | Outstanding at 1 July 2005 | Granted during the period | Exercised during the period | Cancelled/ Lapsed during the period | Outstanding at 31 December 2005 |
|---|---|---|---|---|---|---|---|
| Raymond Kwok | 28 March 2000 | 10.38 | 251,666 | — | — | (251,666) | — |
| Ping-luen | 7 April 2001 | 2.34 | 233,333 | — | — | — | 233,333 |
| Michael Wong | 28 March 2000 | 10.38 | 120,000 | — | — | (120,000) | — |
| Yick-kam | 7 April 2001 | 2.34 | 120,000 | — | — | — | 120,000 |
| Andrew So Sing-tak | 8 July 2002 | 1.43 | 400,000 | — | — | — | 400,000 |
| | 29 November 2003 | 1.59 | 400,000 | — | — | — | 400,000 |
| | 10 November 2005 | 1.41 | — | 1,000,000 | — | — | 1,000,000 |

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

(Financial figures are expressed in Hong Kong dollars)

3. *Interests in shares of other associated corporations*

Mr Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

| Name of associated corporation | Beneficial owner | Attributable holding through corporation (Note) | Attributable percentage of shares in issue through corporation | Actual holding through corporation | Actual percentage interests in issued shares |
|---|---|---|---|---|---|
| Superindo Company Limited | 10 | — | — | — | 10% |
| Super Fly Company Limited | 10 | — | — | — | 10% |
| Splendid Kai Limited | — | 2,500 | 25% | 1,500 | 15% |
| Hung Carom Company Limited | — | 25 | 25% | 15 | 15% |
| Tinyau Company Limited | — | 1 | 50% | 1 | 50% |
| Open Step Limited | — | 8 | 80% | 4 | 40% |

Note: Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. The details of the share options of the Company are stated under the Share Option Scheme section above.

Save as disclosed above, at 31 December 2005, none of the directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SFO or pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

## DISCLOSABLE INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS UNDER THE SFO

At 31 December 2005, the following parties (other than the directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

| Name of shareholder | Note | Number of shares interested | Percentage of shares to issued share capital |
|---|---|---|---|
| Cellular 8 Holdings Limited ("Cellular 8") | 1 & 2 | 294,879,472 | 50.60% |
| Sun Hung Kai Properties Limited ("SHKP") | 1 & 2 | 309,047,397 | 53.03% |
| HSBC International Trustee Limited ("HSBC") | 3 | 310,092,708 | 53.21% |
| Marathon Asset Management Limited | | 52,720,373 | 9.05% |
| Brandes Investment Partners, L.P. | | 43,287,480 | 7.43% |

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 294,879,472 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. These subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interest in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

## PURCHASE, SALE OR REDEMPTION OF SHARES

At no time during the six months period ended 31 December 2005 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

(Financial figures are expressed in Hong Kong dollars)

## Review of Interim Results by Audit Committee

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the board. The Audit Committee is currently chaired by Mr Eric Li Ka-cheung, an independent non-executive director with professional accounting expertise, and the other members are Mr Ng Leung-sing, Mr Eric Gan Fock-kin and Mr Michael Wong Yick-kam, with the majority being independent non-executive directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The written terms of reference which describe the authority and duties of the Audit Committee were adopted with reference to the Listing Rules and "A Guide for the Formation of an Audit Committee" published by Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

The Audit Committee reviewed the relevant interim financial statements as well as the internal audit reports of the Group for the six months period ended 31 December 2005. The Committee was content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements. The Committee was also satisfied with the internal control measures adopted by the Group.

The interim financial statements for the six months ended 31 December 2005 have not been audited but have been reviewed by the Company's external auditors.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules and has been reviewed by the Audit Committee and the auditors before being put forward to the directors for approval.

## Corporate Governance

The Group is committed to building and maintaining high standards of corporate governance. Throughout the six months period ended 31 December 2005, the Group has complied with the requirements set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Listing Rules with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-executive directors of the Company are not appointed with specific term but they are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every three years.

The board of directors will continue to monitor and review the Group's progress in respect of corporate governance practices to ensure compliance with the Code.

## Composition of the Board of Directors

The board of directors, which currently comprises 12 directors, is responsible for supervising the management of the Group.

The presence of ten non-executive directors, of whom four are independent, is considered by the board to be a reasonable balance between executive and non-executive directors, and the board is of the opinion that such balance has and shall continue to provide adequate checks and balances for safeguarding the interests of shareholders and the Group. The non-executive directors provide the Group with a wide range of expertise and experience and play an important role in performing the duties of the board. They contribute significantly to the development of the Group's strategies and policies and are also responsible for resolving potential conflicts of interest in board meetings and serving on Audit, Nomination and Remuneration Committees.

## Term of Appointment and Re-election

All directors, including the Chairman and the Chief Executive Officer, are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every three years.

Directors appointed to fill casual vacancy shall hold office only until the first general meeting after their appointment, and shall be subject to re-election by shareholders.

All directors must keep abreast of their collective responsibilities as directors and of the business and activities of the Group. As such, briefings are provided and organised to ensure that the newly appointed directors are familiar with the role of the board, their legal and other duties as a director as well as the business and corporate governance practices of the Group. The Company Secretary will continuously update all directors on latest developments regarding the Listing Rules and other applicable regulatory requirements to ensure compliance of the same by all directors.

## Chairman and Chief Executive Officer

The Chairman of the Group is Mr Raymond Kwok Ping-luen and the Chief Executive Officer of the Group is Mr Douglas Li. The roles of Chairman and Chief Executive Officer are separate and not performed by the same individual to avoid power being concentrated in any one individual. The Chairman of the Group is primarily responsible for management of the board, whereas the Chief Executive Officer is primarily responsible for the day-to-day management of the Group. The division of responsibilities between the Chairman and the Chief Executive Officer is set out in writing.

(Financial figures are expressed in Hong Kong dollars)

## BOARD MEETINGS

With effect from the financial year commencing 1 July 2005, the board of directors meets regularly at least four times every year. The directors participated in person or through electronic means of communication. At least 14 days notice of all board meetings were given to all directors, who were given an opportunity to include matters in the agenda for discussion. The finalised agenda and accompanying board papers were sent to all directors at least three days prior to the meeting.

During regular meetings of the board, the directors discuss and formulate the overall strategies of the Group, monitor financial performances and discuss the annual and interim results, set annual budgets, as well as discuss and decide on other significant matters. Execution of daily operational matters is delegated to management.

The Company Secretary records the proceedings of each board meeting in detail by keeping detailed minutes, including all decisions by the board together with concerns raised and dissenting views expressed (if any). All minutes are open for inspection at any reasonable time on request by any director. All directors have access to all other relevant and timely information at all times. If considered to be necessary and appropriate by the directors, they may retain independent professional advisors for assistance at the Group's expense.

## BOARD COMMITTEES

### *Remuneration Committee*

The establishment of Remuneration Committee was approved in September 2005. The chairman of the Committee is Mr Eric Li Ka-cheung, an independent non-executive director of the Company and other members include Mr Ng Leung-sing and Mr Andrew So Sing-tak, the majority being independent non-executive directors of the Company.

The Remuneration Committee is responsible for formulating and recommending to the board the remuneration policy, determining the remuneration of executive directors and members of senior management of the Group, as well as reviewing and making recommendations on the Company's share option scheme, bonus structure and other compensation-related issues. The Committee consults with the Chairman and/or the Chief Executive Officer on its proposals and recommendations, and also has access to professional advice if deemed necessary by the Committee. The Committee is also provided with other resources enabling it to discharge its duties. The specific terms of reference of the Remuneration Committee is posted on the Company's website.

### *Nomination Committee*

The establishment of Nomination Committee was approved in September 2005. The chairman of the Committee is Mr Eric Gan Fock-kin, an independent non-executive director of the Company and other members include Mr Ng Leung-sing and Mr David Norman Prince, the majority being independent non-executive directors of the Company.

The Nomination Committee is responsible for formulating nomination policy, and making recommendations to the board on nomination and appointment of directors and board succession. The Committee will also review the size, structure and composition of the board. The Committee is provided with sufficient resources enabling it to discharge its duties. The specific terms of reference of the Nomination Committee is posted on the Company's website.

*Audit Committee*

The board is responsible for presenting a balanced, clear and comprehensible assessment of the Group's performance and prospects. The board is also responsible for preparing the accounts of the Company, which give a true and fair view of the financial position of the Group on a going concern basis, and other price-sensitive announcements and other financial disclosures. The Audit Committee is accountable to the board and assists the board in meeting its responsibilities for ensuring an effective system of internal control as well as compliance with the financial reporting obligations and corporate governance requirements.

The Audit Committee, established in 1999, is currently chaired by Mr Eric Li Ka-cheung, an independent non-executive director with professional accounting expertise, and the other members are Mr Ng Leung-sing, Mr Eric Gan Fock-kin and Mr Michael Wong Yick-kam, with the majority being independent non-executive directors of the Company.

The Audit Committee's primary duties include ensuring the Group's financial statements, annual and interim reports, and the auditors' report present a true and balanced assessment of the Group's financial position; reviewing the Group's financial control, internal control and risk management systems; reviewing the Group's financial and accounting policies and practices; and recommending the appointment and remuneration of external auditors. Other duties of the Audit Committee are set out in its specific terms of reference, which is posted on the Company's website. The Audit Committee is provided with sufficient resources enabling it to discharge its duties.

## INTERNAL CONTROL

The board is responsible for maintaining sound and effective internal control systems for the Group to safeguard the Group's assets and shareholders' interests. The board will from time to time conduct review of the effectiveness of the Group's internal control systems through evaluation undertaken by the Audit Committee.

## COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Group adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules as the code of conduct regarding directors' transactions in the securities of the Company. Similar code has also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon the Group's specific enquiry, each director and relevant employee had confirmed that during the six months period ended 31 December 2005, they had fully complied with the required standard of securities transactions and there was no event of non-compliance.

(Financial figures are expressed in Hong Kong dollars)

## Investor Relations

To strengthen its relationship with investors, the Group meets regularly with the press and financial analysts and participates frequently in other conferences and presentations. The Company also communicates to its shareholders through announcements and annual and interim reports. All such reports and announcements can also be accessed via the Company's website. The directors, Company Secretary or other appropriate members of senior management also respond to inquiries from shareholders and investors promptly.

By order of the Board
**Maria Li**
*Company Secretary*

Hong Kong, 28 February 2006

As at the date of this report, Executive Directors of the Company are Mr Douglas Li and Mr Patrick Chan Kai-lung; Non-Executive Directors are Mr Raymond Kwok Ping-luen, Mr Michael Wong Yick-kam, Mr Ernest Lai Ho-kai, Mr Andrew So Sing-tak, Mr Cheung Wing-yui and Mr David Norman Prince; Independent Non-Executive Directors are Mr Eric Li Ka-cheung, JP, Mr Ng Leung-sing, JP, Mr Yang Xiang-dong and Mr Eric Gan Fock-kin.

（財務數字以港元列值）

## 投資者關係

本集團定期會見記者及財經分析員，並經常參與多種討論會及發佈會，以加強與投資界的關係。公司亦透過其公佈、年報及中期報告與股東溝通。所有該等公佈及報告均可從公司網頁下載。董事、公司秘書及其他適合之高級管理人員均會就股東及投資者之問題作出回應。

承董事會命
*公司秘書*
**李秀萍**

香港，2006年2月28日

於本報告之日期，本公司之執行董事為黎大鈞先生及陳啟龍先生；非執行董事為郭炳聯先生、黃奕鑑先生、黎浩佳先生、蘇承德先生、張永鋭先生及潘魏仕先生；獨立非執行董事為李家祥先生，太平紳士、吳亮星先生，太平紳士、楊向東先生及顏福健先生。

*審核委員會*

董事會有責任平衡、清晰及全面地評核公司的表現及前景，亦有責任以公司可持續經營為基礎地編製公司之賬目，以提供公司真確及公正之財政狀況。董事會亦會準備其他涉及股價敏感資料的通告及須予披露的其他財務資料。審核委員會向董事會負責及協助董事會履行職責以確保集團內部監控制度有效，並符合財務報告的責任及企業管治的規定。

審核委員會於1999年成立，其主席乃李家祥先生，獨立非執行董事並是專業會計專材，其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為公司之獨立非執行董事。

審核委員會主要之職權範圍包括確保本集團之財務報告、年度報告、中期報告及核數師報告展示本集團真確及平衡的財政狀況；檢討本集團之財務監控、內部監控及風險管理制度；檢討本集團之財政及會計政策及守則；及建議核數師的任命及薪酬。審核委員會其他之責任於其特定成文權責範圍說明，該範圍登載於本公司之網站上。審核委員會獲提供充足資源以履行其職責。

## 內部監控

董事會有責任維持穩健及有效之內部監控系統，以保障本集團之財產及股東之利益。董事會根據審核委員會的評估不時檢討本集團內部監控系統之效率。

## 董事進行證券交易的標準守則

本集團採納上市規則附錄10所載的上市發行人董事進行證券交易的標準守則作為董事進行證交易的行為守則。而類似的守則亦已被採納以供有關員工(其可能擁有一些未經公開而涉及股價之敏感資料)在買賣本公司股票時遵守。在向所有董事及有關員工作出特定查詢後，彼等均確認於截至2005年12月31日止六個月期間內，皆有遵守守則及並沒有不遵守守則所訂標準的情況。

## 董事會會議

由2005年7月1日財政年度開始，董事會每年最少召開定期會議四次。董事們皆親身出席或透過電子通訊方法參與。召開董事會會議前，董事在不少於14天前收到通知，董事皆有機會提出商討事項列入會議議程。最終的會議議程及相關會議文件在不少於計劃舉行董事會會議日期的三天前將送交全體董事。

於董事會定期會議中，董事們商討並釐定本集團之整體策略，監察財政表現及商討年終及中期業績，釐定來年之預算，及商討及作出其他重大之決定。管理本集團日常運作之責任則交予管理層執行。

公司秘書就董事會會議作出詳細的會議記錄，包括董事提出的任何疑慮或表達的反對意見。任何董事可在任何合理的時段查閱有關會議記錄。所有董事亦可在任何時間索取所有有關及最新資料。如董事認為有需要及適當的情況下，可尋求獨立專業意見，費用由本集團支付。

## 董事委員會

*薪酬委員會*

薪酬委員會於2005年批准成立。委員會之主席乃李家祥先生，公司之獨立非執行董事，其他成員包括吳亮星先生及蘇承德先生，大部份成員皆為公司之獨立非執行董事。

薪酬委員會之職責包括制定薪酬政策及向董事會提出建議，釐訂執行董事及本集團高級管理人員之薪酬，及檢討公司之購股權計劃、分紅機制與其他關於薪酬之事宜。薪酬委員會將就其建議諮詢主席及／或總裁，如認為有需要，亦可索取專業意見。薪酬委員會獲提供充足資源以履行其職責。薪酬委員會之特定成文權責範圍登載於本公司之網站上。

*提名委員會*

提名委員會於2005年批准成立。委員會之主席乃顏福健先生，公司之獨立非執行董事，其他成員包括吳亮星先生及潘魏仕先生，大部份之成員皆為公司之獨立非執行董事。

提名委員會之職責包括制定提名政策，及就董事之提名及委任與董事接任之安排向董事會提出建議。委員會亦會檢討董事會之架構、人數及組成。提名委員會獲提供充足資源以履行其職責。提名委員會之特定成文權責範圍登載於本公司之網站上。

## 董事會之組成

現時由12名董事組成之董事會，負責監察本集團之管理層。

董事會認為董事會中之10位非執行董事(其中4位為獨立非執行董事)能給予執行董事及非執行董事一個合理之平衡，而此平衡能為本集團及其股東之利益提供充裕之監察及保障。本集團之非執行董事為集團帶來多元化的專業知識及豐富經驗，在執行董事會職責中擔任重要的角色，亦對本集團制定策略及政策之工作上作出重大貢獻。非執行董事的職能還包括當董事會會議出現潛在利益衝突時發揮排解作用；並應邀出任審核委員會、薪酬委員會及提名委員會成員。

## 任期及重選

所有董事，包括主席及總裁，均須最少每三年輪流退任及在股東週年大會上由股東重選。

所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東重選。

所有董事須不時瞭解其作為公司董事的職責，以及本集團的經營活動及業務發展。所以本集團將安排簡介，以確保新任董事對本集團的運作及管治政策，以及其在法律及其他規定下的職責均有適當的理解。公司秘書將繼續提供有關上市規則及其他適用監管規定之最新信息予董事，以確保董事遵守該等規則及規定。

## 主席及總裁

本集團主席乃郭炳聯先生，而本集團之總裁乃黎大鈞先生。主席與總裁的角色有區分，並非由一人同時兼任，以確保權力和授權分佈均衡，不致權力僅集中於一位人士。集團主席負責董事會的經營管理，而總裁則負責管理本集團之日常業務。主席與總裁之間職責的分工以書面清楚界定。

（財務數字以港元列值）

## 審核委員會審閱中期業績

本公司之審核委員會自1999年起成立，負責向董事會作出意見及建議。其主席乃李家祥先生，獨立非執行董事並是專業會計專材，其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

本公司之審核委員會的職權範圍及責任乃參照上市規則及香港會計師公會之「成立審核委員會指引」內的職權範圍書而訂立。

審核委員會已審閱集團截至2005年12月31日止六個月之中期財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。委員會亦對集團所採取的內部監控操施感到滿意。

截至2005年12月31日止六個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

本報告所披露之財務資料已符合上市規則附錄16的披露規定，並於呈交董事批准前，經審核委員會及核數師審閱。

## 企業管治

本集團致力建立及維持高水平的企業管治。於截至2005年12月31日止六個月期間內，本集團均遵守上市規則附錄14企業管治常規守則（簡稱「守則」）之規定，當中只偏離守則條文A.4.1項有關非執行董事的服務任期。公司之非執行董事的委任並無指定年期，惟彼等必須至少每三年一次於股東週年大會輪席告退，並由股東重選。

董事會將繼續監察及檢討本集團之企業管治常規進程，以便遵守守則。

## 根據證券及期貨條例須披露權益及淡倉之股東

於2005年12月31日，根據證券及期貨條例第336條所規定存置的登記冊所載或據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份5%或以上的權益：

| 股東名稱 | 附註 | 股份數目 | 股份佔已發行股本百分比 |
|---|---|---|---|
| Cellular 8 Holdings Limited (「Cellular 8」) | 1及2 | 294,879,472 | 50.60% |
| 新鴻基地產發展有限公司(「新鴻基地產」) | 1及2 | 309,047,397 | 53.03% |
| HSBC International Trustee Limited (「HSBC」) | 3 | 310,092,708 | 53.21% |
| Marathon Asset Management Limited | | 52,720,373 | 9.05% |
| Brandes Investment Partners, L.P. | | 43,287,480 | 7.43% |

附註：

1. 就證券及期貨條例而言，Cellular 8於上述以其名稱持有的294,879,472股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益(及上述其各附屬公司的權益)也屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產的股份。因此，上述以HSBC之名稱持有的股份數目與新鴻基地產之權益是重疊的。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置之登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

## 購買，出售或贖回股份

於截至2005年12月31日止六個月期間內，本公司及其任何附屬公司均無購買，出售或贖回本公司之股份。

（財務數字以港元列值）

### 3. *於其他相聯法團股份之權益*

郭炳聯先生於下列相聯法團之股份中擁有以下權益：

| 相聯法團名稱 | 實益擁有人 | 經法團擁有之可歸屬權益（附註） | 經法團擁有之可歸屬權益佔已發行股份百分比 | 經法團實際擁有之權益 | 實際權益佔已發行股份百分比 |
|---|---|---|---|---|---|
| 暉卓有限公司 | 10 | — | — | — | 10% |
| 儲善有限公司 | 10 | — | — | — | 10% |
| Splendid Kai Limited | — | 2,500 | 25% | 1,500 | 15% |
| Hung Carom Company Limited | — | 25 | 25% | 15 | 15% |
| Tinyau Company Limited | — | 1 | 50% | 1 | 50% |
| 舉捷有限公司 | — | 8 | 80% | 4 | 40% |

附註： 根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。公司之購股權詳細資料載於購股權計劃一節內。

除上文所披露者外，於2005年12月31日，概無董事及最高行政人員（包括彼等之配偶及未滿18歲之子女）及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）之「上市公司董事進行證券交易的標準守則」，須知會本公司及聯交所。

## 2. *於新意網集團有限公司股份及相關股份之權益*

| 董事姓名 | 股份 個人 | 股份 配偶及未滿十八歲子女 | 股份 受控法團 | 股份 其他 (附註1) | 股本衍生工具 購股權 (附註2) | 合計權益 | 合計權益佔已發行股本百分比 |
|---|---|---|---|---|---|---|---|
| 郭炳聯 | — | — | — | 1,742,500 | 233,333 | 1,975,833 | 0.09% |
| 黃奕鑑 | 100,000 | — | — | — | 120,000 | 220,000 | 0.01% |
| 蘇承德 | — | — | — | — | 1,800,000 | 1,800,000 | 0.08% |

附註1： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2： 購股權資料如下：

| 董事姓名 | 授予日期 | 行使價 $ | 於2005年7月1日尚未行使 | 於期內授予 | 於期內行使 | 於期內註銷／失效 | 於2005年12月31日尚未行使 |
|---|---|---|---|---|---|---|---|
| 郭炳聯 | 2000年3月28日 | 10.38 | 251,666 | — | — | (251,666) | — |
| | 2001年4月7日 | 2.34 | 233,333 | — | — | — | 233,333 |
| 黃奕鑑 | 2000年3月28日 | 10.38 | 120,000 | — | — | (120,000) | — |
| | 2001年4月7日 | 2.34 | 120,000 | — | — | — | 120,000 |
| 蘇承德 | 2002年7月8日 | 1.43 | 400,000 | — | — | — | 400,000 |
| | 2003年11月29日 | 1.59 | 400,000 | — | — | — | 400,000 |
| | 2005年11月10日 | 1.41 | — | 1,000,000 | — | — | 1,000,000 |

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

（財務數字以港元列值）

## 於相聯法團之權益

### 1. *於新鴻基地產發展有限公司股份及相關股份之權益*

| | 股份 | | | | 股本衍生工具 | | |
|---|---|---|---|---|---|---|---|
| 董事姓名 | 個人 | 配偶及未滿十八歲子女 | 受控法團 | 其他<br>(附註1) | 購股權<br>(附註2) | 合計權益 | 合計權益佔已發行股本百分比 |
| 郭炳聯 | — | — | — | 1,079,815,895 | 75,000 | 1,079,890,895 | 44.97% |
| 黃奕鑑 | 70,904 | — | — | — | 75,000 | 145,904 | 0.006% |
| 黎浩佳 | — | — | — | — | 36,000 | 36,000 | 0.001% |
| 李家祥 | — | — | 18,000 | — | — | 18,000 | 0.0007% |

附註1： 根據證券及期貨條例，該些股份中之1,056,638,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益。

附註2： 購股權資料如下：

| 董事姓名 | 授予日期 | 行使價<br>$ | 於2005年7月1日尚未行使 | 於期內授予 | 於期內行使 | 於期內註銷／失效 | 於2005年12月31日尚未行使 |
|---|---|---|---|---|---|---|---|
| 郭炳聯 | 2001年7月16日 | 70.00 | 75,000 | — | — | — | 75,000 |
| 黃奕鑑 | 2001年7月16日 | 70.00 | 75,000 | — | — | — | 75,000 |
| 黎浩佳 | 2001年7月16日 | 70.00 | 36,000 | — | — | — | 36,000 |

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

## 董事權益及淡倉

於2005年12月31日，根據證券及期貨條例第352條所規定存置的登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份、相關股份及債券中所擁有的權益如下：

## 於本公司股份及相關股份之權益

| | 股份 | | | | 股本衍生工具 | | |
|---|---|---|---|---|---|---|---|
| 董事姓名 | 個人 | 配偶及未滿十八歲子女 | 受控法團 | 其他 | 購股權（附註） | 合計權益 | 合計權益佔已發行股本百分比 |
| 郭炳聯 | — | — | — | 2,237,767 | — | 2,237,767 | 0.38% |
| 黎大鈞 | — | — | — | — | 3,000,000 | 3,000,000 | 0.51% |
| 陳啟龍 | — | — | — | — | 1,103,500 | 1,103,500 | 0.19% |

附註：購股權資料如下：

| 董事姓名 | 授予日期 | 行使價 $ | 於2005年7月1日尚未行使 | 於期內授予 | 於期內行使 | 於期內註銷／失效 | 於2005年12月31日尚未行使 |
|---|---|---|---|---|---|---|---|
| 黎大鈞（附註1） | 2003年2月10日 | 9.29 | 3,000,000 | — | — | — | 3,000,000 |
| 陳啟龍（附註2及3） | 2003年2月10日 | 9.20 | 133,500 | — | — | — | 133,500 |
| | 2004年2月5日 | 9.00 | 970,000 | — | — | — | 970,000 |

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

（財務數字以港元列值）

## 中期股息

董事不建議派發截至2005年12月31日止六個月之中期股息（2004年：每股$0.19）。

## 購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃（「購股權計劃」）的條款，本公司可授予參與人士（包括集團的董事及僱員）購股權以認購本公司的股份。於截至2005年12月31日止六個月期間內，根據購股權計劃授予參與人士的購股權變動詳情如下：

| 承授人 | 授予日期 | 行使價<br>$ | 行使期限 | 於2005年<br>7月1日<br>尚未行使 | 於期內<br>授予 | 於期內<br>行使 | 於期內<br>註銷／<br>失效 | 於2005年<br>12月31日<br>尚未行使 |
|---|---|---|---|---|---|---|---|---|
| **董事** | | | | | | | | |
| 黎大鈞 | 2003年2月10日 | 9.29 | 2003年2月10日至2011年7月16日 | 3,000,000 | — | — | — | 3,000,000 |
| 陳啟龍 | 2003年2月10日 | 9.20 | 2003年5月2日至2012年5月1日 | 133,500 | — | — | — | 133,500 |
| | 2004年2月5日 | 9.00 | 2005年2月5日至2014年2月4日 | 970,000 | — | — | — | 970,000 |
| **僱員** | 2004年2月5日 | 9.00 | 2005年2月5日至2014年2月4日 | 8,410,000 | — | — | (898,000) | 7,512,000 |
| | 2004年12月6日 | 8.01 | 2005年12月6日至2014年12月5日 | 193,000 | — | — | — | 193,000 |
| | 2005年1月4日 | 8.70 | 2006年1月4日至2015年1月3日 | 193,000 | — | — | — | 193,000 |
| | 2005年3月1日 | 9.05 | 2006年3月1日至2015年2月28日 | 193,000 | — | — | — | 193,000 |

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。

除上文所披露者外，期內並無其他購股權被授出、行使、註銷或失效。

## 21 關連人士之交易 *(續)*

(e) 下列與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘已計入其相關之資產負債表項目內：

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 貿易應收賬款 | **479** | 631 |
| 按金及預付款項 | **4,303** | 4,967 |
| 貿易應付賬款 | **251** | 168 |
| 其他應付賬款及應計項目 | **3,768** | 3,361 |

交易結餘為無抵押、免息及須按向無關連人士提供之類似條款還款。

## 22 比較數字

該等中期財務報表呈列之比較數字乃由本集團編製，並已就附註2所載有關新訂香港財務報告準則之影響作出調整。

# 簡明綜合中期財務報表附註(續)

截至2005年12月31日止6個月

## 21 關連人士之交易 *(續)*

(ii) 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司及鴻基保險經紀有限公司，向本集團提供一般保險服務。截至2005年12月31日止6個月，已付及應付之保金共為$2,635,000(2004年：$4,800,000)。

(b) 於2005年12月31日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

(c) 自1999年10月起，新鴻基地產之聯營公司，新地寶聯資產管理(亞洲)有限公司(「新地寶聯」)獲委任為本集團之職業退休計劃之投資經理。新地寶聯會從本集團僱員職業退休計劃所認購之互惠基金支取酬金。因此，截至2005年及2004年12月31日止6個月期間，本集團概無支付費用予新地寶聯。

(d) 主要管理人員酬金

| | 截至12月31日止6個月 | |
|---|---|---|
| | **2005年** | 2004年 |
| | **$000** | $000 |
| 薪金及其他短期僱員福利 | **14,710** | 11,111 |
| 股份報酬 | **1,100** | 1,507 |
| | **15,810** | 12,618 |

## 20 或然負債 *(續)*

### *(b) 出租、租回安排*

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司之附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兑現擔保之風險極微，因此認為要就上述或然負債之潛在財務影響作出估算乃不切實際。

### *(c) 銀行融資擔保*

於2005年12月31日，本公司因代表一間全資附屬公司就有關若干銀行授出之無承擔期之貿易融資額達$100,000,000(2005年6月30日：短期循環信貸融資額及無承擔期之貿易融資額$300,000,000)而提供擔保之或然負債。於2005年12月31日及2005年6月30日，附屬公司並無動用該等融資。

## 21 關連人士之交易

(a) 截至2005年12月31日止6個月，本集團與若干關連人士在正常業務往來中進行以下重大交易：

| | **截至12月31日止6個月** | |
|---|---|---|
| | **2005年** | 2004年 |
| | **$000** | $000 |
| 土地及樓宇及收發站之經營租賃租金(附註i) | **26,009** | 25,586 |
| 保險費用(附註ii) | **2,635** | 4,800 |

(i) 土地及樓宇及收發站之經營租賃租金

本集團最終控股公司新鴻基地產發展有限公司(「新鴻基地產」)若干附屬公司及聯營公司租賃物業予本集團，供作為寫字樓、零售店舖及貨倉之用，並且向本集團發出許可證，可於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2005年12月31日止6個月，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用，總額為$26,009,000(2004年：$25,586,000)。

# 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

## 19 經營租賃承擔

於2005年12月31日及2005年6月30日，不可撤銷經營租約應付之未來最低租金付款總額如下：

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 土地及樓宇及收發站 | | |
| 1年內 | 277,855 | 289,108 |
| 1年後但於5年內 | 218,571 | 187,877 |
| 5年後 | 41,525 | 9,742 |
| | 537,951 | 486,727 |
| 專線 | | |
| 1年內 | 33,658 | 36,870 |
| 1年後但於5年內 | 2,110 | 3,102 |
| | 35,768 | 39,972 |

## 20 或然負債

*(a) 履約保證*

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 香港3G牌照 | 351,243 | 310,746 |
| 其他 | 1,942 | 1,942 |
| | 353,185 | 312,688 |

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多間附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2005年10月22日，即發出香港3G牌照第4週年之日，及於支付第4年頻譜使用費$50,000,000後，履約保證已被修訂為$351,000,000，為期5年。

## 17 僱員購股權計劃

於2005年12月31日，根據本公司購股權計劃授出之尚未行使購股權數目變動及行使價如下：

| 授出日期 | 行使期限 | 每股行使價<br>港元$ | 購股權數目<br>於2005年<br>7月1日 | 於期內授予 | 於期內註銷 | 於期內行使 | 於期內期滿 | 於2005年<br>12月31日 |
|---|---|---|---|---|---|---|---|---|
| 2003年2月10日 | 2003年2月10日至<br>2011年7月16日 | 9.29 | 3,000,000 | — | — | — | — | 3,000,000 |
| 2003年2月10日 | 2003年5月2日至<br>2012年5月1日 | 9.20 | 133,500 | — | — | — | — | 133,500 |
| 2004年2月5日 | 2005年2月5日至<br>2014年2月4日 | 9.00 | 9,380,000 | — | (898,000) | — | — | 8,482,000 |
| 2004年12月6日 | 2005年12月6日至<br>2014年12月5日 | 8.01 | 193,000 | — | — | — | — | 193,000 |
| 2005年1月4日 | 2006 年1月4日至<br>2015年1月3日 | 8.70 | 193,000 | — | — | — | — | 193,000 |
| 2005年3月1日 | 2006年3月1日至<br>2015年2月28日 | 9.05 | 193,000 | — | — | — | — | 193,000 |
| | | | 13,092,500 | — | (898,000) | — | — | 12,194,500 |

## 18 資本承擔

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 已訂約 | | |
| 固定資產 | 45,697 | 31,790 |
| 投資證券 | 7,800 | 11,700 |
| 已批准但未訂約 | 297,968 | 450,182 |
| | 351,465 | 493,672 |

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 14 現金及銀行結存

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 已抵押銀行存款 | 329,394 | 327,539 |
| 現金及現金等價物 | 315,677 | 437,673 |
| | 645,071 | 765,212 |

包括於已抵押銀行存款內，$183,548,000（2005年6月30日：$170,910,000）已抵押成為本集團之3G牌照之履約保證（如附註20「或然負債」內所述）之現金抵押品。

### 15 應付營業賬款

應付營業賬款賬齡分析如下：

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 現時至30天 | 54,118 | 95,906 |
| 31天－60天 | 41,544 | 21,075 |
| 61天－90天 | 5,789 | 3,276 |
| 90天以上 | 26,759 | 17,060 |
| | 128,210 | 137,317 |

### 16 股本

| | 每股面值<br>$0.10之股份 | $000 |
|---|---|---|
| **法定股本：** | | |
| 於2005年7月1日及2005年12月31日 | 1,000,000,000 | 100,000 |
| **已發行並已繳足股本：** | | |
| 於2005年7月1日及2005年12月31日 | 582,791,428 | 58,279 |

## 13 應收營業賬款

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 應收營業賬款 | **192,796** | 181,951 |
| 減：應收款項減值撥備 | **(13,728)** | (13,835) |
| | **179,068** | 168,116 |

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 現時至30天 | **156,030** | 147,715 |
| 31天－60天 | **18,368** | 11,451 |
| 61天－90天 | **2,550** | 4,259 |
| 90天以上 | **2,120** | 4,691 |
| | **179,068** | 168,116 |

本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

截至2005年12月31日止6個月本集團已確認之應收營業賬款減值虧損為$6,646,000(2004年：$7,786,000)。該虧損已包括在損益表之其他經營開支內。

（以港元列值）

## 簡明綜合中期財務報表附註(續)

截至2005年12月31日止6個月

### 11 金融投資*(續)*

| | $000 |
|---|---|
| (b) 持至到期日之投資 | |
| 於2005年7月1日 | 1,086,780 |
| 攤銷 | (5,886) |
| 匯兑調整 | (6,444) |
| 於2005年12月31日 | **1,074,450** |

截至2004年及2005年12月31日止6個月，並無錄得出售若干持至到期日之投資之損益。

### 12 無形資產

| | 遞延支出<br>$000 | 3G牌照費<br>$000<br>(重列) | 總額<br>$000<br>(重列) |
|---|---|---|---|
| 於2005年7月1日之期初賬面淨值 | 51,073 | 642,637 | 693,710 |
| 添置 | 188,257 | — | 188,257 |
| 攤銷 | (63,958) | (28,414) | (92,372) |
| **於2005年12月31日之期末賬面淨值** | **175,372** | **614,223** | **789,595** |
| 於2004年7月1日之期初賬面淨值 | 12,991 | 650,003 | 662,994 |
| 添置 | 12,548 | 25,784 | 38,332 |
| 攤銷 | (13,737) | (4,736) | (18,473) |
| 於2004年12月31日之期末賬面淨值 | 11,802 | 671,051 | 682,853 |
| 添置 | 56,476 | — | 56,476 |
| 攤銷 | (17,205) | (28,414) | (45,619) |
| 於2005年6月30日之期末賬面淨值 | 51,073 | 642,637 | 693,710 |

## 11 金融投資

| | 2005年<br>12月31日<br>$000 | 2005年<br>6月30日<br>$000 |
|---|---|---|
| 可供出售金融資產 | 49,404 | 49,013 |
| 持至到期日之投資 | 1,074,450 | 1,086,780 |
| | 1,123,854 | 1,135,793 |
| 減：於結算日起計1年內到期之持至到期日之投資已包括在流動資產 | (1,042,163) | (390,895) |
| 非流動金融投資總額 | 81,691 | 744,898 |

| | 可供出售金融資產<br>$000 | 持至到期日之投資<br>$000 | 總額<br>$000 |
|---|---|---|---|
| 於2005年12月31日之賬面值 | | | |
| 於香港以外上市 | — | 337,458 | 337,458 |
| 非上市、並非於活躍市場上買賣及私人發行 | 49,404 | 736,992 | 786,396 |
| | 49,404 | 1,074,450 | 1,123,854 |

| | $000 |
|---|---|
| (a) 可供出售金融資產 | |
| 於2005年7月1日 | 49,013 |
| 添置 | 3,900 |
| 於損益表中確認之減值撥備 | (3,509) |
| 於2005年12月31日 | 49,404 |

截至2005年12月31日止6個月並無可供出售金融資產出售。

# 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

## 9 每股基本及攤薄盈利

每股基本及攤薄盈利是根據股東應佔溢利$37,045,000（2004年重列：$224,025,000）計算。

每股基本盈利是按照期內已發行股份之加權平均數582,791,428股（2004年：582,834,803股）計算。每股攤薄盈利乃根據582,853,905股（2004年：582,853,706股）計算，此乃包括期內已發行股份之加權平均數，及如全部購股權獲悉數行使時以零代價被視為將予發行股份之加權平均數62,477股（2004年：18,903股）。

## 10 固定資產

| | $000<br>（重列） |
|---|---|
| 於2005年7月1日之期初賬面淨值 | 2,068,270 |
| 添置 | 138,839 |
| 出售 | (2,572) |
| 匯兑調整 | 209 |
| 折舊 | (241,928) |
| **於2005年12月31日之期末賬面淨值** | **1,962,818** |
| 於2004年7月1日之期初賬面淨值 | 1,851,553 |
| 添置 | 283,412 |
| 出售 | (3,470) |
| 匯兑調整 | (29) |
| 折舊 | (210,601) |
| 於2004年12月31日之期末賬面淨值 | 1,920,865 |
| 添置 | 392,599 |
| 出售 | (5,180) |
| 匯兑調整 | (5) |
| 折舊 | (240,009) |
| 於2005年6月30日之期末賬面淨值 | 2,068,270 |

於2005年12月31日，本集團以融資租賃持有之固定資產賬面淨值為$334,427,000（2005年6月30日：$394,541,000）。

## 7 所得稅開支

香港利得稅乃按期內估計應課稅溢利依稅率17.5%(2004年：17.5%)提撥準備。海外盈利之稅款，按照期內估計應課稅盈利依本集團經營業務地區之現行稅率計提撥備。

計入綜合損益表之稅項指：

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2005年 | 2004年 |
| | $000 | $000 |
| 當期稅項 | | |
| 香港 | 3,696 | 14,972 |
| 海外 | 2,190 | 2,073 |
| 有關暫時差額產生之遞延稅項 | 407 | 12,669 |
| | 6,293 | 29,714 |

## 8 股息

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2005年 | 2004年 |
| | $000 | $000 |
| 歸於期內 | | |
| 宣派／已付中期股息，每股$0(2004年：每股$0.19) | — | 110,730 |
| 歸於往年而於期內派付 | | |
| 末期股息，每股$0.20(2004年：每股$0.33) | 116,558 | 192,321 |
| | 116,558 | 303,051 |

於2005年9月5日舉行之會議上，董事會就截至2005年6月30日止年度宣派末期股息每股$0.20。此項股息已於2005年11月11日派付，並已列作截至2005年12月31日止6個月之保留溢利分派。

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 6 融資（成本）／收入淨額

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2005年 | 2004年 |
| | $000 | $000 |
| **融資收入** | | |
| 來自下列各項之利息收入： | | |
| 上市債務證券 | 4,086 | 8,973 |
| 非上市債務證券 | 8,628 | 13,417 |
| 銀行及其他財務機構存款 | 11,343 | 3,943 |
| | 24,057 | 26,333 |
| **融資成本** | | |
| 於5年內償還之銀行貸款利息費用 | – | (105) |
| 其他借貸成本 | (76) | (267) |
| 遞增開支 | | |
| 3G牌照費責任 | (31,323) | (5,165) |
| 資產報廢責任 | (1,838) | (1,737) |
| | (33,237) | (7,274) |
| | (9,180) | 19,059 |

遞增開支是指合約責任撥備之負債隨著時間過去而產生之變動，並以期初負債金額按利息分攤法計算。

## 4 分類呈報 *(續)*

| | 截至2004年12月31日止6個月(重列) | | | |
|---|---|---|---|---|
| | 香港 | 澳門 | 分類間對銷 | 綜合 |
| | $000 | $000 | $000 | $000 |
| 營業額 | 1,764,142 | 81,297 | (14,861) | 1,830,578 |
| 經營溢利 | 218,504 | 21,311 | — | 239,815 |
| 融資收入 | | | | 26,333 |
| 融資成本 | | | | (7,274) |
| 除稅前溢利 | | | | 258,874 |
| 所得稅開支 | | | | (29,714) |
| 除稅後溢利 | | | | 229,160 |

本集團超過90%之營業額及經營溢利是來自其流動通訊業務，因此該中期財務報表並無呈列按業務分類之分析。

## 5 以性質分類之開支

| | 截至12月31日止6個月 | |
|---|---|---|
| | 2005年 | 2004年 |
| | $000 | $000 |
| 銷售貨品成本 | **449,125** | 493,243 |
| 折舊： | | |
| 自置固定資產 | **184,888** | 147,778 |
| 租賃固定資產 | **57,040** | 62,823 |
| 無形資產攤銷 | **92,372** | 18,473 |
| 土地及樓宇、收發站及專線之經營租約租金 | **244,984** | 211,027 |
| 出售固定資產虧損 | **2,187** | 2,706 |
| 呆壞賬撥備 | **6,646** | 7,786 |
| 滙兑虧損淨額 | **7,366** | 226 |

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 3 主要會計估計及判斷 *(續)*

*(d) 遞延税項*

本集團按照負債法，就資產及負債之税基與彼等於綜合財務報表內賬面值兩者之間所產生之暫時差額作出全數遞延税項撥備。遞延税項以結算日前已頒佈或實際頒佈之税率釐定。遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差額抵銷而確認。除暫時差額撥回時間可予控制及暫時差額於可見將來將不會撥回外，遞延税項須就固定資產折舊而產生之暫時差額予以撥備。

### 4 分類呈報

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

| | 截至2005年12月31日止6個月 | | | |
|---|---|---|---|---|
| | 香港 | 澳門 | 分類間對銷 | 綜合 |
| | $000 | $000 | $000 | $000 |
| 營業額 | 1,776,949 | 94,799 | (12,281) | 1,859,467 |
| 經營溢利 | 32,098 | 27,580 | — | 59,678 |
| 融資收入 | | | | 24,057 |
| 融資成本 | | | | (33,237) |
| 除税前溢利 | | | | 50,498 |
| 所得税開支 | | | | (6,293) |
| 除税後溢利 | | | | 44,205 |

## 3 主要會計估計及判斷

估計及判斷乃根據過往經驗及其他因素持續進行評估，該等因素包括在若干情況下對未來事項之合理預測。本集團對未來作出估計及假設，而就此得出之會計估計在定義上與有關實際結果不盡相同。

應用主要估計及假設之主要範疇包括廠房及設備之可使用年期、合約責任一資產報廢責任、金融票據之估計公平值及遞延税項。

### *(a) 廠房及設備之可使用年期*

網絡業務所使用之廠房及設備雖較為耐用，但卻可能會遇上技術過時之問題。年度折舊開支容易受到本集團估計各類固定資產之經濟可使用年期之影響而變動。管理層會每年進行檢討，以評估其對有關估計經濟可使用年期是否恰當。有關檢討已考慮技術變更、預期經濟使用率及有關資產之實際狀況。管理層亦會定期檢討是否有任何減值跡象，倘資產之賬面值低於其可收回價值(即淨售價或使用價值之較高者)，則會確認相關減值虧損。在釐定使用價值時，管理層會評估預期持續使用資產及於該資產之可使用年期完結時將之出售所產生之估計未來現金流量之現值。於釐定該等未來現金流量及貼現率時，會採納有關估計及判斷。管理層根據市場競爭及發展、用戶之預期增長，以及每位用戶之平均收入等若干假設以估計未來現金流量。

### *(b) 合約責任－資產報廢責任*

本集團會定期評估及確認於租約屆滿時須復修租賃物業而產生之固定資產及義務之公平值。在確立資產報廢責任之公平值時，已應用估計及判斷而釐定該等未來現金流量及貼現率。管理層根據租賃物業之種類、更新租賃年期之可能性及復修成本等若干假設估計未來現金流量，而所使用之貼現率乃參照本集團資本之歷史加權平均成本而定。

### *(c) 金融票據之估計公平值*

並非於活躍市場上交易之金融票據，其公平值是根據各結算日所得之最新財務資料釐定。

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 2 會計政策之變動 *（續）*

#### *(b) 新會計政策（續）*

**(vii) 借貸**

借貸初期以公平值扣除交易成本後確認。交易成本為收購、發行或出售金融資產或金融負債時直接產生之額外成本，包括向代理商、顧問、經紀及交易商支付之費用及佣金、監管機構及證券交易所徵收之款項及過戶登記稅項及稅款。借貸其後按攤銷後之成本列賬；所得款項（扣除交易成本）與贖回價值之任何差額則於借貸期內按實際利率法於損益表中確認。

除非本集團擁有無條件權利，可延遲償還負債至結算日後至少12個月或以上，否則借貸應列為流動負債。

**(viii) 股份報酬**

本集團設有一項以股權結算，以股份報酬之計劃。就僱員提供服務而授予之購股權之公平值確認為開支。將於歸屬期內列作開支之總金額乃參考所授予購股權之公平值釐定（不包括任何非市場性質之歸屬條件所產生之影響，如盈利能力及銷售額增長指標）。在假定預期可予以行使之購股權數目時，亦連同非市場性質之歸屬條件一併考慮。於各結算日，該實體調整對預期可予以行使之購股權數目所作之估計，並在損益表確認調整原來估計所產生之影響（如有），及於餘下歸屬期內對股本作出相應調整。已收款項（扣除任何直接應計交易成本）在行使購股權時撥入股本（面值）及股份溢價。

**(ix) 利息收入**

利息收入採納實際利率法按時間比例基準確認。倘應收款項出現減值，本集團會將賬面值減至其可收回款額，即估計未來現金流量按該工具之原定實際利率貼現之數額，並繼續解除貼現作為利息收入。

## 2 會計政策之變動(續)

### (b) 新會計政策(續)

#### (iv) 金融投資(續)

(4) 可供出售金融資產(續)

本集團於各結算日評估是否有客觀證據證明某金融資產或某組金融資產出現減值。就分類為可供出售金融資產之股本證券而言，在決定有關證券有否減值時，須考慮該證券之公平值有否大幅或長期下跌至低於其成本；倘有任何此等證據，累計之虧損(按購入成本與現行公平值之間之差額，減過往曾於損益表中確認之任何減值虧損)會從權益扣除並計入損益表中。於損益表中確認之股權工具減值虧損不能由損益表中撥回。

#### (v) 應收營業及其他應收款項

應收營業及其他應收款項初期按公平值確認，其後以實際利率法按已攤銷成本減任何減值撥備計算。應收營業及其他應收款項之減值撥備於出現客觀證據顯示本集團無法按應收款項之原有條款收回所有到期金額時確認。撥備之金額為資產賬面值與估計未來現金流量之現值(按實際利率貼現計算)之間之差額。撥備金額於損益表中確認。

#### (vi) 股本

普通股列為股本。

發行新股或購股權之直接應計增添成本，於所得款項(扣除税項)中扣減，列賬於股本中。

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 2 會計政策之變動（續）

*(b) 新會計政策（續）*

(iv) 金融投資（續）

*(4) 可供出售金融資產*

可供出售金融資產為指定於此類別或不列入其他類別之非衍生工具。除非管理層有意於結算日期起計12個月內將有關投資出售，否則應列入非流動資產。

投資買賣均於交易日（即本集團承諾買賣該資產當日）確認。所有被歸類為並非按公平值列賬及在損益表中處理之金融資產，其最初投資額按公平值加交易成本確認。當收取該等投資現金流量之權利已到期或已被轉讓，或本集團已大致上將擁有權之所有風險及回報轉移，則會終止確認該等投資。可供出售之金融資產及按公平值列賬並在損益表中處理之金融資產其後按公平值列賬。貸款及應收款項及持有至到期日之投資均以實際利率法按攤銷成本列賬。如按公平值列賬並在損益表中處理之金融資產之公平值出現變動，所產生之已變現及未變現收益及虧損均於產生期內列入損益表。歸類為可供出售之非貨幣證券之公平值出現變動而產生之未變現損益於權益中確認。當歸類為可供出售之證券被出售或出現減值，累計公平值調整則以投資證券損益於損益表中入賬。

報價投資之公平值乃根據現行買賣價計算。倘某金融資產之市場並不活躍，及非上市證券，本集團會採納估值法釐定公平值，包括參考近期之市場交易、其他大致上相同之工具、現金流量貼現分析以及按發行人個別情況而調整之購股權定價模式。

## 2 會計政策之變動*(續)*

### *(b) 新會計政策(續)*

#### (iv) 金融投資*(續)*

自2005年7月1日起：

本集團將其投資分為以下類別：按公平值列賬及在損益表中處理之金融資產、貸款及應收款項、持至到期日之投資及可供出售金融資產。分類視乎購入投資之目的而定。管理層於初步確認時決定其投資分類，並於各報告日期重新評估該分類。

*(1) 按公平值列賬及在損益表中處理之金融資產*

此類別可細分為兩個類別：持作買賣之金融資產及最初已指定按公平值列賬及在損益表處理之金融資產。倘購入之主要目的為於短期內出售或倘管理層指定作此目的，該金融資產會列為此類別。衍生工具亦會被歸類為持作買賣，除非被指定為對沖項目者則屬例外。倘此類別之資產乃持作買賣或預期將於結算日起計12個月內變現，則歸類為流動資產。期內，本集團並無持有此類別之任何投資。

*(2) 貸款及應收款項*

貸款及應收款項並非於活躍市場報價而具備固定或可釐定款項之非衍生工具金融資產。當本集團直接向債務人提供款項、貨品或服務並無意買賣應收款項，則產生貸款及應收款項。此等款項包括於流動資產內，惟不包括到期日為結算日起計12個月後者。該等款項會列作非流動資產。貸款及應收款項於資產負債表以應收營業賬款及其他應收款項列賬。

*(3) 持至到期日之投資*

持至到期日之投資乃指有固定或可釐定之付款金額，有固定到期日且本集團管理層有明確意向及能力持有至到期日之非衍生工具金融資產。該等投資包括在非流動資產內，惟到期日少於結算日起計12個月者則除外。該等投資則列為流動資產。

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 2 會計政策之變動*（續）*

*(b) 新會計政策（續）*

**(iv) 金融投資**

2004年7月1日至2005年6月30日期間：

本集團將其證券投資（附屬公司、聯營公司及共同控制實體除外）歸類為非買賣證券及持至到期日之債務證券。

*(1) 非買賣證券*

持作非買賣用途之投資按成本減任何減值虧損撥備入賬。

個別投資之賬面值均於各結算日檢討，以評估其公平值是否已下跌至低於其賬面值。如下跌並非短期性，則有關證券之賬面值須減至其公平值。減值虧損於損益表中列作開支。當導致撇減之情況及事件終止，而且有可靠證據證明此新情況及事件很可能於可見將來維持下去，減值虧損便會撥回損益表中。

*(2) 持至到期日之債務證券*

擬持至到期日之債務證券，在資產負債表內按成本值加或減任何截至該日止未攤銷之折讓或溢價列賬。購入之折讓或溢價於截至到期日之期間攤銷，並在損益表中列作融資收入項目。當出現非短期性減值時會作出撥備。

## 2 會計政策之變動 *(續)*

### *(b) 新會計政策(續)*

#### (i) 外幣換算 *(續)*

*(3) 集團公司(續)*

b. 各損益表之收入及開支均按平均匯率換算(除非該平均匯率不足以合理地估計交易當日通行匯率之累計影響,如屬這種情況,收入及開支則於交易當日換算);及

c. 所有因此而產生之滙兌差額會分開確認為權益之個別組成部分。

在綜合賬目時,因換算於海外實體之投資淨額、借貸及折算被指定為該等投資之其他貨幣工具而產生之滙兌差額均計入股東權益內。當出售海外業務時,有關滙兌差額於損益表內確認為出售之部分收益或虧損。

#### (ii) 固定資產

資產之剩餘價值及可使用年期均會於各結算日予以檢討,並作出調整(如適用)。

#### (iii) 無形資產－第3代流動通訊(「3G」)服務電訊牌照

於牌照有效期內就3G牌照支付的最低年費及專營權費的貼現值,連同投入商業運作前之應計利息,均列為無形資產,於資產可供擬定用途日期起之餘下牌照有效期內以直線法攤銷。利息按尚未繳付之最低年費累計,並於投入商業運作後在損益表以融資成本列賬。除最低年費外,浮動年費(如有)於產生時在損益表確認。

# 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

## 2 會計政策之變動*（續）*

### *(b) 新會計政策*

除下列各項外，於截至2005年12月31日止6個月之中期財務報表所採納之會計政策與2004/05年全年財務報表附註(1)所載列者相同：

#### (i) 外幣換算

*(1) 功能及呈報貨幣*

本集團各實體之財務報表所列項目均採納該實體經營所在之主要經濟環境之通用貨幣（「功能貨幣」）為計算單位。中期財務報表以港元列值，而本公司之功能及列賬貨幣均為港元。

*(2) 交易及結餘*

外幣交易乃按交易當日之匯率兑換為功能貨幣。因上述交易結算及按結算日匯率兑換以外幣列值之貨幣資產及負債而產生之滙兑損益，均列入損益表內。

非貨幣項目之滙兑差額（如按公平值計算損益之股權工具），均列作公平值收益或虧損之部份。非貨幣項目之滙兑差額（如歸類為可供出售金融資產之股權工具等），均列入權益之公平值儲備內。

*(3) 集團公司*

所有功能貨幣與列賬貨幣不一致之集團實體（全部均無極高通脹經濟體系之貨幣），其業績及財務狀況均以下列方式換算為列賬貨幣：

a. 於各結算日，在各資產負債表所呈列之資產及負債均按該結算日之收市匯率換算；

## 2 會計政策之變動(續)

### *(a) 採納新訂香港財務報告準則之影響(續)*

(iii) 採納香港會計準則第38號導致：

| | **於2005年 12月31日 $000** | 於2005年 6月30日 $000 |
|---|---|---|
| 無形資產增加 | **614,223** | 642,637 |
| 固定資產減少 | **138,685** | 146,462 |
| 負債增加 | **510,773** | 507,451 |
| 保留溢利減少 | **35,235** | 11,276 |

| | 截至2005年 6月30日止年度 | **截至12月31日止6個月** | |
|---|---|---|---|
| | $000 | **2005年 $000** | 2004年 $000 |
| 股東應佔溢利(減少)／增加 | (21,745) | **(23,959)** | 3,415 |
| 每股基本盈利減少($) | 0.04 | **0.04** | 0.00 |
| 每股攤薄盈利減少($) | 0.04 | **0.04** | 0.00 |

(iv) 採納香港財務報告準則第2號導致：

| | **於2005年 12月31日 $000** | 於2005年 6月30日 $000 |
|---|---|---|
| 僱員股份報酬儲備增加 | **13,452** | 10,583 |
| 保留溢利減少 | **13,452** | 10,583 |

| | 截至2005年 6月30日止年度 | **截至12月31日止6個月** | |
|---|---|---|---|
| | $000 | **2005年 $000** | 2004年 $000 |
| 股東應佔溢利減少 | 6,423 | **2,869** | 3,176 |
| 每股基本盈利減少($) | 0.01 | **0.00** | 0.01 |
| 每股攤薄盈利減少($) | 0.01 | **0.00** | 0.01 |

## 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

### 2 會計政策之變動 *（續）*

#### *(a) 採納新訂香港財務報告準則之影響（續）*

(i) 採納香港會計準則第16號導致：

| | **於2005年 12月31日 $000** | 於2005年 6月30日 $000 |
|---|---|---|
| 固定資產增加 | **29,967** | 31,054 |
| 負債增加 | **36,310** | 35,116 |
| 保留溢利減少 | **6,343** | 4,062 |

| | 截至2005年 6月30日止年度 $000 | **截至12月31日止6個月 2005年 $000** | 截至12月31日止6個月 2004年 $000 |
|---|---|---|---|
| 股東應佔溢利減少 | 4,062 | **2,281** | 1,843 |
| 每股基本盈利減少($) | 0.01 | **0.00** | 0.00 |
| 每股攤薄盈利減少($) | 0.01 | **0.00** | 0.00 |

(ii) 採納香港會計準則第32及39號導致：

- 於2005年7月1日，將全部「非買賣證券」重新歸類為「可供出售金融資產」或「貸款及應收款項」；及

- 由2005年7月1日起，以攤銷成本按實際利率法取代直線法計算，重列持至到期日之投資。

## 2 會計政策之變動 *(續)*

### *(a) 採納新訂香港財務報告準則之影響(續)*

採納香港會計準則第38號導致就第3代電訊頻譜牌照(「3G牌照」)支付的費用及專營權費確認之會計政策有變。3G牌照被視為一項無形資產,賦予提供電訊服務之權利(乃本集團根據牌照條款而獲發之無線電頻),而非使用可識別資產的權利。為釐定該無形資產,本公司已採納香港會計準則第39號「金融票據:確認及計量」,以確認最低年費及專營權費,原因是該等年費及收費構成交收現金之合約責任,所以應視為金融負債。因此,最低年費連同投入商業運作之前的應計利息列為無形資產,於資產可供擬定用途日期起之餘下牌照有效期內以直線法攤銷。利息按尚未繳付之最低年費累計,並於投入商業運作後在損益表以融資成本列賬。除最低年費外,浮動年費(如有)於產生時在損益表確認。此項會計政策的變動已追溯應用。

採納香港財務報告準則第2號導致以股份支付之款項相關會計政策出現變動。於2005年6月30日前,向僱員授出之購股權毋須於損益表中確認為開支。自2005年7月1日起,本集團將購股權之成本於損益表中確認為開支。根據過渡性條文,於2002年11月7日後授出而於2005年7月1日尚未歸屬之購股權成本,乃以追溯方式於相關期間之損益表中列為開支。

所有會計政策變動均按照相關準則之過渡條款作出變動,而本集團所採納之所有準則均須作出追溯應用,惟以下所列者除外:

- 香港會計準則第39號-不允許追溯確認、終止確認及計量金融資產及負債。2004/05年之比較數字,本集團乃採納前會計實務準則第24號「投資證券之會計」,並於2005年7月1日,釐定及確認因會計實務準則第24號與香港會計準則第39號之會計處理差異而須作出之調整;

- 香港財務報告準則第2號-只限於2002年11月7日授出而於2005年7月1日尚未歸屬之所有股本工具須作出追溯應用。

# 簡明綜合中期財務報表附註（續）

截至2005年12月31日止6個月

## 2 會計政策之變動 *（續）*

### *(a) 採納新訂香港財務報告準則之影響（續）*

採納新訂／經修訂香港會計準則第1、2、7、8、10、12、14、17、18、19、21、23、24、27、28、33、34、36及37號對本集團之會計政策並無構成重大轉變。概括而言：

- 香港會計準則第1號對少數股東權益、所佔聯營公司除稅後業績淨額及其他披露之呈列構成影響。

- 香港會計準則第2、7、8、10、12、14、17、18、19、23、27、28、33、34、36及37號對本集團之政策並無構成重大影響。

- 香港會計準則第21號對本集團之政策並無構成重大影響。各綜合實體之功能貨幣已按經修訂準則之指引重新評估。所有本集團實體均以相同功能貨幣作為各實體之財務報表之呈列貨幣。功能貨幣有別於呈列貨幣之實體按經修訂準則之指引換算。

- 香港會計準則第24號對關連人士之身份及若干其他關連人士之披露構成影響。

採納香港會計準則第16號導致關於根據報廢責任之公平值而確認固定資產及負債之會計政策出現變動。

採納香港會計準則第32及39號導致有關確認、計量、終止確認及披露金融票據方面之會計政策出現變動。自採納香港會計準則第32及39號起，金融資產分為持至到期日之投資及可供出售金融資產。分類乃取決於所持投資項目之意向。持至到期日之投資以攤銷成本於資產負債表列賬。持至到期日之投資之利息收入採納實際利率法計算。在活躍市場上報價之可供出售金融資產按公平值計算，而公平值之變動於投資重估儲備確認。並非在活躍市場上報價之可供出售金融資產則按成本減減值計算。貸款及應收款項以攤銷成本在資產負債表列賬。

## 2 會計政策之變動

### *(a) 採納新訂香港財務報告準則之影響*

於2005/06年度，本集團採納以下與其經營業務有關之香港財務報告準則。2004/05年之比較數字已根據相關規定作出所需之修訂。

| | |
|---|---|
| 香港會計準則第1號 | 財務報表之呈列 |
| 香港會計準則第2號 | 存貨 |
| 香港會計準則第7號 | 現金流量表 |
| 香港會計準則第8號 | 會計政策、會計估計之變更及誤差 |
| 香港會計準則第10號 | 結算日後事項 |
| 香港會計準則第12號 | 所得税 |
| 香港會計準則第14號 | 分類報告 |
| 香港會計準則第16號 | 物業、廠房及設備 |
| 香港會計準則第17號 | 租賃 |
| 香港會計準則第18號 | 收入 |
| 香港會計準則第19號 | 僱員福利 |
| 香港會計準則第21號 | 外幣匯率變動之影響 |
| 香港會計準則第23號 | 借貸成本 |
| 香港會計準則第24號 | 關連人士披露 |
| 香港會計準則第27號 | 綜合及獨立財務報表 |
| 香港會計準則第28號 | 於聯營公司之投資 |
| 香港會計準則第32號 | 金融票據：披露及呈列 |
| 香港會計準則第33號 | 每股盈利 |
| 香港會計準則第34號 | 中期財務報告 |
| 香港會計準則第36號 | 資產減值 |
| 香港會計準則第37號 | 撥備、或然負債及或然資產 |
| 香港會計準則第38號 | 無形資產 |
| 香港會計準則第39號 | 金融票據：確認及計量 |
| 香港財務報告準則第2號 | 以股份支付之款項 |

（以港元列值）

# 簡明綜合中期財務報表附註

截至2005年12月31日止6個月

## 1 編製基準及主要會計政策

該等未經審核簡明綜合中期財務報表（「中期財務報表」）乃按香港會計師公會發出之《香港會計準則》（「香港會計準則」）第34號「中期財務報告」編製。該等中期財務報表應與2004/05年之年度財務報表一併閱讀。

編製該等中期財務報表採納之會計政策及計算方法，與截至2005年6月30日止年度之全年財務報表所採納者一致，惟本集團於採納新訂／經修訂《香港財務報告準則》及《香港會計準則》（「新訂香港財務報告準則」）後，已更改其若干會計政策。該等新訂香港財務報告準則於2005年1月1日或以後開始之會計期間生效。

該等中期財務報表已根據於編製時所頒佈及生效之新訂香港財務報告準則而編製。將於2006年6月30日應用之新訂香港財務報告準則（包括將按選擇基準應用者）於編製該等中期財務報表時尚未確定。

本集團會計政策之變動及採納該等新政策而產生之影響載於下文附註2。

截至2005年12月31日止6個月

| | 未經審核 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 歸於本公司股東 | | | | | | 少數股東權益 | 總額 |
| | 股本 | 資本贖回儲備 | 繳入盈餘 | 僱員股份報酬儲備 | 外匯儲備 | 保留溢利 | | |
| | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 |
| 於2005年7月1日，過往呈報為權益 | 58,279 | 2,690 | 2,371,112 | — | (3) | 1,069,601 | — | 3,501,679 |
| 於2005年7月1日，過往獨立呈報為少數股東權益 | — | — | — | — | — | — | 23,522 | 23,522 |
| 就採納香港會計準則第16號作出之前期調整 | — | — | — | — | — | (4,062) | — | (4,062) |
| 就採納香港會計準則第38號作出之前期調整 | — | — | — | — | — | (11,276) | — | (11,276) |
| 就採納香港財務報告準則第2號作出之前期調整 | — | — | — | 10,583 | — | (10,583) | — | — |
| 於2005年7月1日，重列 | 58,279 | 2,690 | 2,371,112 | 10,583 | (3) | 1,043,680 | 23,522 | 3,509,863 |
| 匯兑差額 | — | — | — | — | 185 | — | — | 185 |
| 期內溢利 | — | — | — | — | — | 37,045 | 7,160 | 44,205 |
| 僱員股份報酬 | — | — | — | 2,869 | — | — | — | 2,869 |
| 支付2004/05年之末期股息 | — | — | — | — | — | (116,558) | — | (116,558) |
| **於2005年12月31日** | **58,279** | **2,690** | **2,371,112** | **13,452** | **182** | **964,167** | **30,682** | **3,440,564** |

## 綜合權益變動表

截至2004年12月31日止6個月

| | 未經審核 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 歸於本公司股東 | | | | | | 少數股東權益 | 總額 |
| | 股本 | 資本贖回儲備 | 繳入盈餘 | 僱員股份報酬儲備 | 外匯儲備 | 保留溢利 | | |
| | $000 | $000 | $000 | $000 | $000 | $000 | $000 | $000 |
| 於2004年7月1日，過往呈報為權益 | 58,331 | 2,638 | 2,371,112 | — | 26 | 1,033,843 | — | 3,465,950 |
| 於2004年7月1日，過往獨立呈報為少數股東權益 | — | — | — | — | — | — | 21,407 | 21,407 |
| 就採納香港會計準則第38號作出之前期調整 | — | — | — | — | — | 10,469 | — | 10,469 |
| 就採納香港財務報告準則第2號作出之前期調整 | — | — | — | 4,160 | — | (4,160) | — | — |
| 於2004年7月1日，重列 | 58,331 | 2,638 | 2,371,112 | 4,160 | 26 | 1,040,152 | 21,407 | 3,497,826 |
| 匯兑差額 | — | — | — | — | (22) | — | — | (22) |
| 期內溢利 | — | — | — | — | — | 224,025 | 5,135 | 229,160 |
| 註銷已購回股份 | (52) | 52 | — | — | — | — | — | — |
| 僱員股份報酬 | — | — | — | 3,176 | — | — | — | 3,176 |
| 支付2003/04年之末期股息 | — | — | — | — | — | (192,321) | — | (192,321) |
| 於2004年12月31日 | 58,279 | 2,690 | 2,371,112 | 7,336 | 4 | 1,071,856 | 26,542 | 3,537,819 |

# 綜合現金流量表

截至2005年12月31日止6個月

| | 附註 | 未經審核<br>截至12月31日止6個月<br>2005年<br>$000 | <br><br>2004年<br>$000<br>（重列） |
|---|---|---|---|
| **經營業務之現金流入淨額** | | 470,056 | 436,834 |
| **投資活動所用之現金淨額** | | (480,999) | (356,016) |
| **融資活動所用之現金淨額** | | (110,841) | (184,276) |
| **現金及現金等價物之減少淨額** | | (121,784) | (103,458) |
| **匯率變動之影響** | | (212) | — |
| **期初之現金及現金等價物** | | 437,673 | 328,188 |
| **期終之現金及現金等價物** | | 315,677 | 224,730 |
| **現金及現金等價物結存分析** | | | |
| 現金及銀行結存 | 14 | 645,071 | 561,908 |
| 減：已抵押銀行存款 | 14 | (329,394) | (337,178) |
| | | 315,677 | 224,730 |

（以港元列值）

## 綜合資產負債表

於2005年12月31日及2005年6月30日

| | 附註 | 未經審核<br>2005年<br>12月31日<br>$000 | 經審核<br>2005年<br>6月30日<br>$000<br>（重列） |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 10 | 1,962,818 | 2,068,270 |
| 於聯營公司之權益 | | 20,464 | 29,469 |
| 金融投資 | 11 | 81,691 | 744,898 |
| 無形資產 | 12 | 789,595 | 693,710 |
| 遞延税項資產 | | 4,156 | 8,311 |
| | | 2,858,724 | 3,544,658 |
| **流動資產** | | | |
| 存貨 | | 144,250 | 189,100 |
| 金融投資 | 11 | 1,042,163 | 390,895 |
| 應收營業賬款 | 13 | 179,068 | 168,116 |
| 按金及預付款項 | | 124,586 | 117,158 |
| 其他應收款項 | | 25,973 | 33,528 |
| 現金及銀行結存 | 14 | 645,071 | 765,212 |
| | | 2,161,111 | 1,664,009 |
| **流動負債** | | | |
| 應付營業賬款 | 15 | 128,210 | 137,317 |
| 其他應付賬款及應計項目 | | 614,330 | 708,518 |
| 應付税項 | | 9,185 | 6,956 |
| 客戶按金 | | 23,198 | 23,085 |
| 合約責任－即期部分 | | 50,000 | 50,000 |
| 遞延收入 | | 75,566 | 72,915 |
| | | 900,489 | 998,791 |
| **流動資產淨值** | | 1,260,622 | 665,218 |
| **總資產減流動負債** | | 4,119,346 | 4,209,876 |
| **非流動負債** | | | |
| 合約責任 | | 529,573 | 547,056 |
| 遞延税項負債 | | 149,209 | 152,957 |
| **資產淨值** | | 3,440,564 | 3,509,863 |
| **資本及儲備** | | | |
| 股本 | 16 | 58,279 | 58,279 |
| 儲備 | | 3,351,603 | 3,428,062 |
| **本公司股東應佔總權益** | | 3,409,882 | 3,486,341 |
| 少數股東權益 | | 30,682 | 23,522 |
| **總權益** | | 3,440,564 | 3,509,863 |

（以港元列值）

## 綜合損益表

截至2005年12月31日止6個月

| | 附註 | 未經審核<br>截至12月31日止6個月<br>2005年<br>$000 | <br><br>2004年<br>$000<br>（重列） |
|---|---|---|---|
| 流動通訊服務 | | 1,405,937 | 1,309,857 |
| 流動電話及配件銷售 | | 453,530 | 520,721 |
| 營業額 | | 1,859,467 | 1,830,578 |
| 銷售貨品及提供服務成本 | 5 | (748,970) | (724,443) |
| **毛利** | | 1,110,497 | 1,106,135 |
| 網絡費用 | 5 | (272,946) | (240,613) |
| 員工成本 | | (177,230) | (177,454) |
| 銷售及推廣費用 | | (132,892) | (99,394) |
| 租金及水電費用 | 5 | (59,880) | (54,094) |
| 其他經營開支 | 5 | (71,384) | (62,985) |
| 折舊及攤銷 | 5 | (336,487) | (231,780) |
| **經營溢利** | | 59,678 | 239,815 |
| 融資收入 | 6 | 24,057 | 26,333 |
| 融資成本 | 6 | (33,237) | (7,274) |
| **除稅前溢利** | | 50,498 | 258,874 |
| 所得稅開支 | 7 | (6,293) | (29,714) |
| **除稅後溢利** | | 44,205 | 229,160 |
| **歸於：** | | | |
| 本公司股東 | | 37,045 | 224,025 |
| 少數股東權益 | | 7,160 | 5,135 |
| | | 44,205 | 229,160 |
| **股息** | | | |
| 歸於期內 | 8 | — | 110,730 |
| 歸於往年而於期內派付 | 8 | 116,558 | 192,321 |
| **期內本公司股東應佔溢利之每股盈利** | | | |
| （每股以港元列值） | | | |
| 基本 | 9 | $0.06 | $0.38 |
| 攤薄 | 9 | $0.06 | $0.38 |

## 致數碼通電訊集團有限公司董事會

(於百慕達註冊成立之有限公司)

## 緒言

本事務所已按貴公司指示，審閱第9至41頁所載之中期財務報表。

## 董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，中期財務報表之編製須符合香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報表負責，而該報表亦已經董事會批准。

本事務所之責任是根據審閱結果，對中期財務報表出具獨立結論，並按照雙方所協議之委任條款僅向整體董事會報告，除此之外本報告別無其他目的。本事務所不會就本報表之內容向任何其他人士負上或承擔任何責任。

## 已執行之審閱工作

本事務所已按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，並對中期財務報表進行分析程序，然後根據結果評定貴公司之會計政策及呈報方式是否貫徹應用(惟另行披露者則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱之範圍遠較審計為小，故所提供之保證程度較審計為低。因此，本事務所不會對中期財務報表發表審計意見。

## 意見

按照本事務所審閱之結果，但此審閱並不屬於審計之一部分，本事務所並無發現任何須在截至2005年12月31日止6個月之中期財務報表作出重大修訂之事項。

**羅兵咸永道會計師事務所**
*執業會計師*

香港，2006年2月28日

## 或然負債

### 履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2005年12月31日，此等履約保證之未償總額為$353,000,000(2005年6月30日：$313,000,000)。

### 出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為，本集團須根據此項擔保付款之風險很微。

### 銀行融資保證

於2005年12月31日，本公司代表一間全資附屬公司為有關一間銀行授出之短期循環信貸融資額及無承擔期之貿易融資額達$100,000,000(2005年6月30日：$300,000,000)而提供擔保之或然負債。

## 僱員及購股權計劃

於2005年12月31日，本集團有1,605名全職僱員，大部分為香港員工。期內員工成本總額為$177,000,000(2004/05年上半年：$177,000,000)。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎(其中包括)本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員授予購股權以認購本公司之股份。截至2005年12月31日止六個月，並無授予或行使購股權，且註銷了898,000份購股權。於2005年12月31日，尚未行使之購股權共12,194,500份。

（財務數字以港元列值）

## 資本架構、流動資金及財務資源

截至2005年12月31日止六個月，本集團之資本架構並無重大變動。期內本集團之資金來自股本、內部產生之資金及短期港元浮息循環信貸融資（已於2005年11月到期，並無續期）。本集團之現金資源依然強勁，於2005年12月31日之現金、銀行結餘及持有至到期日之債務證券投資達$1,720,000,000。

期內本集團經營業務之現金流入淨額及利息收取之淨額分別為$470,000,000及$30,000,000。主要資金流出為支付2004/05財政年度之末期股息及購置資產。

董事認為，本集團現有資源，足以應付本年度截至2006年6月30日止財政年度之資本開支及營運資金所需。

## 財資管理政策

本集團根據董事會批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金會存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港元或美元存款。

本集團所投資之債務證券，均以港元或美元結算，年期最長為3年。本集團之政策是持有其於債務證券之投資直至到期日。

於2005年12月31日，本集團之備用銀行信貸總額為$100,000,000，乃無承擔期之貿易融資額。於2005年12月31日，該等貸款並無被動用。

本集團安排銀行代其開立履約保證及信用證。在某些情況下，本集團以現金存款作為該等工具之部分或全部抵押品，以減輕發行成本。於2005年12月31日，已抵押存款總額為$329,000,000（2005年6月30日：$328,000,000）。

## 功能貨幣及外滙波動風險

本集團之功能貨幣為港元。除以美元結算之美元定息投資及銀行存款外，所有重大收入、開支、資產及負債均以港元計算。因此，本集團除以美元計算之定息投資及銀行存款外，並沒有任何重大之滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

隨著3G客戶基礎擴大以及本集團不斷為不同客戶成功優化客戶體驗，多媒體服務收益錄得34%強勁之按年升幅。有關增長主要有賴不斷提升SmarTone*iN!*內容，包括推出「足球Express」、「音樂熱放」及「博彩王」。截至2005年12月31日止六個月，數據服務收益持續增長，佔流動通訊服務收益之8.7%(2004/05年上半年：7.0%)。

- 手機及配件銷售減少13%至$454,000,000(2004/05年上半年：$521,000,000)。儘管銷售量上升，但市場普及之大幅手機補貼令手機售價下跌。

銷售貨品及提供服務成本增加$25,000,000至 $749,000,000(2004/05年上半年：$724,000,000)。手機及配件成本下跌9%至$449,000,000。由於互連費用、預繳長途國際電話成本、漫游服務合作夥伴收費及數據相關服務成本因使用量增加而增加，故提供服務成本上升30%至$300,000,000。

其他經營開支(不包括折舊、攤銷及出售固定資產之虧損)增加$79,000,000至$714,000,000(2004/05年上半年：$635,000,000)。主要增加範疇包括推出3G業務相關之網絡成本；宣傳3G手機及服務產生之推廣及銷售成本；及因換算美元結算之貨幣資產淨值而產生之未變現兑換虧損。

折舊及出售虧損因3G網絡之折舊增加$31,000,000至$244,000,000(2004/05年上半年：$213,000,000)。

無形資產攤銷大幅增加$74,000,000至$92,000,000(2004/05年上半年：$18,000,000)。手機補貼攤銷由於就已出售3G手機補貼資本化大幅提升而增加$50,000,000至$64,000,000(2004/05年上半年：$14,000,000)。手機補貼予以遞延，並於客戶合約有效期內以直線法攤銷。於採納香港會計準則第38號時產生之3G牌照費攤銷增加$24,000,000至$28,000,000(2004/05年上半年：$4,000,000)。3G牌照費按3G投入商業運作日期起之餘下牌照有效期內以直線法攤銷。

融資收入減少$2,000,000至$24,000,000(2004/05年上半年：$26,000,000)，主要由於持至到期日投資及銀行存款之平均結餘減少所致。

融資成本增加$26,000,000至$33,000,000(2004/05年上半年：$7,000,000)，由於採納香港會計準則第38號令於3G投入商業運作時入賬之3G牌照費責任的遞增開支增加所致。

澳門流動通訊業務持續改善並為本集團截至2005年12月31日止六個月表現作出貢獻。經營收益增加17%至$95,000,000。在收益強勁增長下，經營溢利上升29%至$28,000,000，惟部份被網絡成本以及銷售及市場推廣開支增加抵銷。

（財務數字以港元列值）

## 新訂及經修訂會計準則

本集團已採納新訂／經修訂《香港財務報告準則》及《香港會計準則》（「新訂香港財務報告準則」），對若干會計政策作出改變，並反映於自2005年7月1日起至2006年6月30日止財政年度之賬目內。自2005年7月1日起採納新訂香港財務報告準則，導致截至2005年12月31日止六個月，本公司股東應佔溢利減少$29,000,000，主要包括$24,000,000由於就3G牌照費採納了香港會計準則第38號「無形資產」所致。

採納香港會計準則第38號須將3G牌照費列作無形資產。於2005年12月31日，因採納香港會計準則第38號而產生無形資產共$614,000,000及相對之合約責任共$543,000,000。無形資產將按投入商業運作起之餘下牌照有效期攤銷，而繼續支付之3G牌照費則扣減有關的合約責任。

會計政策之變動對本公司股東應佔溢利、多項資產負債表項目及期初股東應佔權益之影響概述於中期財務報告附錄2。

## 財務業績回顧

由於ARPU穩步上揚，流動通訊服務收益增長7%，並帶動經營收益增加$28,000,000至$1,859,000,000。3G業務及市場競爭加劇令經營開支、折舊及攤銷大幅上升，經營溢利減少$180,000,000或75%至$60,000,000。由於持至到期日投資及銀行存款平均結餘有所下跌，融資收入減少$2,000,000。儘管本集團並無銀行及其他借貸，採納香港會計準則第38號之會計政策變動，令有關3G牌照費合約責任之遞增開支增加，故融資成本增加$26,000,000。稅項減少$23,000,000。本公司股東應佔溢利由去年同期之$224,000,000減至截至2005年12月31日止六個月之$37,000,000。

由於流動通訊服務收益增加，被較低手機及配件銷售所部份抵銷，營業額增加$28,000,000至$1,859,000,000（2004/05年上半年：$1,831,000,000）。

- 流動通訊服務收益增加$96,000,000或7%至$1,406,000,000（2004/05年上半年：$1,310,000,000），主要因為預繳、數據及漫游服務收益有所增加帶動，被在月費持續下調壓力的情況下本地話音收益減少所部份抵銷。

  截至2005年12月31日止六個月，香港之綜合ARPU增加$14至$210（2004/05年上半年：$196），反映商業及消費市場之客戶質素持續改善。

  在價格競爭持續激烈下，回顧期內預繳ARPU錄得5%增長至$240（2004/05年上半年：$228）。除本地話音服務外，所有服務之收益均錄得增長。

香港零售管理協會是香港零售業界之主要行業代表，在其舉辦之2005年「傑出服務獎」中，SmarTone-Vodafone再次取得驕人成績，勇奪四項大獎。本公司在全港多個行業的主要零售商中脱穎而出，並連續五年贏取「最佳服務團隊獎」，足證本公司在客戶服務方面屢創新猷，傲視同儕。

## 澳門流動通訊業務

由於澳門經濟持續興旺，期內之營業額及溢利均繼續錄得增長。

## 前景

本港市場經過近日一連串的購併行動，市場競爭更趨白熱化。過去數年，本公司的品牌，產品服務，網絡質素以及顧客服務，均有大躍進。加上本公司雄厚的財政實力，本人深信本公司將會推出更多新服務，進取地迎接市場競爭，以增加收益市場佔有率。隨著3G手機成本不斷下降，及更多新款手機的供應，公司將能受惠於未來3G發展所帶來的業務增長機會，並為股東帶來更理想的回報。

鑑於發展3G的相關成本增加，市場競爭日益激烈，可預計今個財政年度的溢利亦將面臨重大壓力。

## 謝意

本人謹對各位客戶、股東及董事同寅一直的支持，致以衷心謝意；並對努力不懈的員工在期內的貢獻，深表謝意。

*主席*
**郭炳聯**

香港，2006年2月28日

（財務數字以港元列值）

SmarTone-Vodafone透過豐富客戶的體驗，不斷於創新服務及質素方面提升其領導地位。

- 「博彩王」是本港首屈一指的手機投注及博彩資訊服務，現供應更多元化的內容及服務選擇。SmarTone-Vodafone亦主導市場發展，率先夥拍香港賽馬會推出全港首創最安全可靠，以WAP為平台的手機投注服務。此項服務讓客戶可透過多種型號之2G或3G手機，享用功能更強大的手機投注服務。

- SmarTone-Vodafone流動新聞服務已升級，內容種類更豐富，現提供市場上最全面之英語流動新聞報導，尤其為客戶提供全港陣容最強的英語財經流動電視新聞。其獨特的新聞直播節目表，讓客戶預先訂購喜愛之節目，並一按就可欣賞所選節目。

- Music Now是本公司為流動音樂而設的推廣平台，將會陸續加入更多全新內容及歌星陣容。Music Now所有音樂內容均可在購買前免費試聽，開創本地市場先河，並為客戶提供全港最大之流動音樂庫。

- 除提供Email on the go及BlackBerry® from Vodafone服務外，SmarTone-Vodafone Mobile Email將推出Windows Mobile Email，進一步加強其多元化的即時電郵方案。SmarTone-Vodafone Mobile Email為客戶提供選擇最多之流動電郵方案及種類最齊全之手機選擇，以迎合不同客戶之不同需要。

- 憑藉Vodafone集團之全球網絡及卓越經驗，SmarTone-Vodafone推出Vodafone Mobile Connect Card以提升其應用於手提電腦的流動連接方案，讓商業客戶可享用更強大之功能。

為確保在市場上為客戶提供最非凡的服務體驗，本公司不斷優化其主要業務支柱。

- 3G漫游覆蓋範圍已擴展至超過60個海外地方，當中包括並無提供2G GSM漫游的日本與韓國，讓SmarTone-Vodafone客戶可繼續享用全港電訊營運商中覆蓋最全面之3G漫游服務。

- SmarTone-Vodafone在全球率先推出視聽內容即看式下載服務（Progressive Download），讓客戶可於開始下載後即時播放及欣賞多媒體內容，毋須等待整個下載過程完成。

- 本公司已推出多款新手機型號，包括Sharp SX833、Sharp SX313、Samsung Anycall Z308、Toshiba TS10、Toshiba TX60及Motorola E770，為客戶提供更多優質手機選擇，現時本公司提供之3G手機品牌為全港最多。本公司亦已推出BlackBerry® 8700v™ from Vodafone，此嶄新電郵裝置集電郵、話音及瀏覽功能於一身，是專為追求卓越表現之客戶而設。

（財務數字以港元列值）

本人欣然宣佈截至2005年12月31日止六個月之集團財務報告。

## 財務摘要

本集團已採納自2005年1月1日起或之後會計期間生效的新訂／經修訂《香港財務報告準則》及《香港會計準則》（以下統稱「新訂香港財務報告準則」），因而在會計政策作出一定程度改變。有關的對比數字會相應調整並列明。

自2005年7月1日起採納之新訂香港財務報告準則，導致截至2005年12月31日止六個月的股東應佔溢利下跌$29,000,000，主要包括$24,000,000由於就3G牌照費採納了香港會計準則第38號「無形資產」所致。

採納香港會計準則第38號須將3G牌照費列作無形資產。於2005年12月31日，因採納香港會計準則第38號而產生無形資產共$614,000,000及相對之合約責任共$543,000,000。無形資產將按投入商業運作起之餘下牌照有效期攤銷，而繼續支付之3G牌照費則扣減有關的合約責任。

期內集團營業額上升至$1,859,000,000，較去年同期及對上六個月分別增長2%及4%。未計利息、税項、折舊及攤銷前之盈利（「EBITDA」）為$396,000,000，較去年同期下跌16%，而比對上六個月則上升3%。股東應佔溢利下跌至$37,000,000。期內每股盈利為$0.06。

## 股息

現時以純利三分二作股息派發之政策維持不變。鑑於上半年度之業績，董事會宣佈不派發中期股息。

## 業務回顧

### 香港流動通訊業務

SmarTone-Vodafone之服務收益在ARPU上升帶動下持續增長。由於數據用戶及商業客戶等高價值客戶之數目上升，期內之綜合ARPU為$210，年度增長率達7%，較前六個月則增加3%。由於來自數據及漫游服務方面的收益增加，月費計劃客戶ARPU增至$240，分別較去年上半年及前六個月增長5%及2%。數據服務收益持續上升，佔總服務收益之比例增至8.7%。12月底之客戶總人數為1,054,000。2005年12月之月費計劃客戶流失率維持穩定，為2.4%。

期內與3G業務有關之經營開支及折舊上升，加上因市場價格競爭加劇而導致手機補貼增加，令業務盈利減少。

ARPU繼續增加，證明客戶質素一直有改善。本公司3G月費客戶數量持續增長，於2006年2月底，總數達100,000。3G月費客戶在多媒體服務的用量及ARPU均遠高於2G客戶。

（股份編號：315）

中期報告 2005/2006

